PureTech Health plc – Half-Year Report Strong progression of PureTech’s Wholly Owned Pipeline, with three clinical-stage therapeutic candidates being evaluated across four clinical trials to address large patient needs in pulmonary, oncology and CNS indications, and a growing pipeline of four additional preclinical CNS programs Advancements across Founded Entities, including Karuna’s third positive registrational trial for KarXT and planned filing for FDA approval, Akili’s commercial release of EndeavorOTCTM for adults with ADHD, Gelesis’ application to make Plenity® available without a prescription, additional positive results from Vor’s Phase 1/2a leukemia trial and Vedanta’s $106.5 million financing PureTech plans to pursue a more robust capital return strategy enabled by cash generated via the Founded Entities segment, while potentially advancing certain Wholly Owned Programs through one or more new Founded Entities, asset sales and/or partnerships Well-capitalized with Consolidated Cash and cash equivalents of $350.5 million1 as of June 30, 2023, and operational runway into Q1 2026; PureTech’s Founded Entities collectively raised over $575 million during the six months ended June 30, 2023, and $3.8 billion since July 2018 Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST BOSTON, August 29, 2023 - PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its half-yearly results for the six months ended June 30, 2023. The following information will be filed on Form 6-K with the United States Securities and Exchange Commission (the “SEC”) and is also available at https://investors.puretechhealth.com/financials-filings/reports. Commenting on PureTech’s half-yearly results, Daphne Zohar, Founder and Chief Executive Officer of PureTech, said: “The first half of 2023 has been a strong period across both our Founded Entities and Wholly Owned Pipeline. We have achieved important clinical and financial milestones, while executing on our mission of giving life to new classes of medicine to change the lives of patients with devastating diseases. Our R&D engine has produced 27 new therapeutics and therapeutic candidates, with two taken from inception at PureTech to U.S. Food and Drug Administration (FDA) and European regulatory clearances and a third that is expected to be filed soon for FDA approval. We are proud that our track record of clinical success is six times greater than the industry average.2 “The maturation of our Wholly Owned Programs now gives us several pathways to realize their value as we determine the ideal path for each program’s advancement – this may be through internal development, the creation of new Founded Entities, asset sales, and/or partnering and royalty transactions – and we will be guided by the optimal route to generate value for our shareholders. We are proud that for nearly six years, including during a time that was extremely challenging to the biotech sector at large, we not only created important new medicines, but we also generated almost $800 million in cash without approaching the capital markets or diluting our shareholders. This has allowed us to focus on what we do best: recognize value in potential new medicines before anyone else sees it and unlock that value through focused experiments, relentlessly prioritizing and advancing programs with the highest probability of success. “Our unique model and disciplined execution have provided a safe harbor through the stormy market challenges, and while we can navigate in any environment, we are also very well-positioned to benefit if the tides potentially turn in favor of the biotech sector. “I am tremendously proud of the achievements across our Founded Entities and Wholly Owned Pipeline, and I am grateful to our skilled and dedicated team who continue to shepherd this important work forward. I look forward to another exciting period ahead and to sharing more about our progress in the coming months.” Webcast and conference call details Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, August 29, 2023, to discuss these results. A live webcast and presentation slides will be available on the Exhibit 99.1 investors section of PureTech's website under the Events and Presentations tab. To join by phone, please dial:

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For those unable to listen to the call live, a replay will be available on the PureTech website.

Key Wholly Owned & Founded Entity Programs

Wholly Owned Candidates	Ownership	Indication
LYT-100 (deupirfenidone)	100%	Conditions involving inflammation and fibrosis, including idiopathic pulmonary fibrosis
LYT-200 (anti-galectin-9 mAb)	100%	Metastatic/locally advanced solid tumors, including urothelial and head and neck cancers, and hematological malignancies, such as acute myeloid leukemia
LYT-300 (oral allopregnanolone)	100%	A range of neurological and neuropsychological conditions, including anxiety, mood disorders and Fragile X-associated Tremor/Ataxia Syndrome
LYT-310 (oral cannabidiol)	100%	Epilepsies and other neurological conditions
Founded Entities	**Ownership[3]**	**Overview**
Karuna	2.8% Equity plus milestone payments, 20% sublicense revenue, royalties, and up to $500M from agreement with Royalty Pharma[4]	Advancing transformative medicines for people living with psychiatric and neurological conditions
Akili	14.6% Equity	Pioneering the development of cognitive treatments through game-changing technologies
Gelesis	22.8% Equity plus Royalties[5]	Advancing a novel category of treatments for weight management and gut related chronic diseases
Vedanta	41.0% Equity[6]	Pioneering a new category of oral therapies based on defined bacterial consortia
Vor Bio	4.0% Equity	Engineering hematopoietic stem cells to enable targeted therapies for patients with blood cancers

Sonde 35.2% Equity A voice-based artificial intelligence platform to detect changes in health Entrega 73.8% Equity Engineering hydrogels to enable the oral administration of peptide therapeutics (e.g., GLP-1 agonists) Operational Highlights Accelerated development of our Wholly Owned Programs7 driven by significant clinical and strategic progress • Progressed Phase 2b dose-ranging trial of LYT-100 (deupirfenidone) in patients with idiopathic pulmonary fibrosis (IPF). • Announced plans to advance LYT-300 (oral allopregnanolone) for the potential treatment of anxiety and depression, and initiated a Phase 2a proof-of-concept trial using a validated clinical model of anxiety in healthy volunteers. • Awarded up to $11.4 million from the U.S. Department of Defense to advance LYT-300 for Fragile X- associated Tremor/ Ataxia Syndrome (FXTAS). • Initiated a Phase 1b trial of LYT-200 (anti-galectin-9 mAb) in combination with tislelizumab in urothelial and head and neck cancers and progressed the ongoing Phase 1b trial evaluating LYT-200 as a single agent for the treatment of acute myeloid leukemia (AML). • Created and advanced multiple preclinical programs for central nervous system (CNS) indications produced from our GlyphTM technology platform. Commercial and clinical momentum across Founded Entities8 demonstrates success of our R&D model • PureTech and Royalty Pharma entered into a KarXT Royalty Agreement for consideration of up to $500 million with $100 million in cash up front and up to $400 million in additional payments contingent on the achievement of certain regulatory and commercial milestones. • Karuna Therapeutics (Nasdaq: KRTX) (Karuna) announced that the company remains on track to file KarXT for FDA approval in schizophrenia in the third quarter of 2023, with a launch in the second half of 2024, if approved. • Akili, Inc. (Nasdaq: AKLI) (Akili) shared positive topline results from the STARS-ADHD-Adult clinical trial evaluating the efficacy and safety of EndeavorRx®9 in adults with attention-deficit/hyperactivity disorder (ADHD). Akili subsequently released EndeavorOTC,10 a video game treatment to improve attention in adults 18 years and older with ADHD, available without a prescription. Akili also submitted data from the STARS-ADHD-Adolescents trial to the FDA to expand its current EndeavorRx label to include adolescents aged 13-17. • Gelesis Holdings, Inc. (Gelesis) has helped over 200,000 people with their weight loss journeys and generated more than $40 million in revenue since launch. Gelesis and PureTech have entered into an Agreement and Plan of Merger, subject to agreed upon terms and conditions. • Vor Biopharma Inc. (Nasdaq: VOR) (Vor Bio) announced successful primary engraftment of trem-cel (VOR33) in five AML patients. Vor also announced the FDA has cleared its Investigational New Drug application for a Phase 1/2 clinical trial of VCAR33ALLO. • Vedanta Biosciences (Vedanta) received Fast Track designation for VE303, its Phase 3 ready therapeutic candidate designed for the prevention of recurrent Clostridioides difficile infection (rCDI). Vedanta also raised $106.5 million to advance its pipeline. Financial Highlights: • Consolidated Cash and cash equivalents as of June 30, 2023, were 350.5 million1 (December 31, 2022: Consolidated Cash, cash equivalents and Short-term investments of $350.1 million1) and PureTech Level

Cash and cash equivalents as of June 30, 2023, were $348.5 million11,12 (December 31, 2022: PureTech Level Cash, cash equivalents and Short-term investments of $339.5 million11) • Operating expenses for the six months ended June 30, 2023, were $79.3 million (June 30, 2022: $108.2 million). Key Upcoming Milestones (next 12 to 24 months) Several significant milestones are anticipated over the next 12 to 24 months from both PureTech and our Founded Entities: Wholly Owned Pipeline • We expect topline results from the Phase 2b dose-ranging trial of LYT-100 in patients with IPF in 2024. We plan to pursue a streamlined development program for LYT-100 in IPF and are using the same endpoints that have supported past approvals. Pending positive clinical and regulatory feedback, we intend to advance the program into a Phase 3 trial. We believe the results of the Phase 2b trial, together with a Phase 3 trial, could serve as the basis for registration in the U.S. and other geographies. • We expect results from the Phase 2a proof-of-concept trial of LYT-300 using a validated clinical model of anxiety in healthy volunteers by the end of 2023. • We expect to initiate a Phase 1 trial of LYT-310 (oral cannabidiol) in Q4 2023. • We expect initial results from a subset of patients from the Phase 1b trial of LYT-200 as a single agent for the treatment of AML by the end of 2023. • Planning is underway for a Phase 2 trial of LYT-300 in FXTAS in collaboration with the University of California, Davis. Founded Entities • Karuna plans to file KarXT for FDA approval in schizophrenia in the third quarter of 2023, with a launch in the second half of 2024, if approved. Karuna also expects to initiate its second Phase 3 trial in psychosis in Alzheimer’s disease, ADEPT-2, in the second half of 2023. • Akili expects to submit data to the FDA to pursue marketing authorization for EndeavorOTC to be made available without a prescription as a treatment for adults with ADHD in the second half of 2023. Akili also expects data in the second half of 2023 from Shionogi’s pivotal trial of SDT-001 in children aged 6-17 years old with ADHD in Japan. • Gelesis filed an initial 510(k) application with the FDA to change the classification of Plenity13 from prescription-only to be available without a prescription. Gelesis anticipates the FDA’s decision on its 510(k) submission by the first quarter of 2024. PureTech has also entered into an Agreement and Plan of Merger to purchase all of the outstanding stock of Gelesis and take the company private. The closing of this transaction is contingent on, among other things, Gelesis receiving shareholder approval for the transaction and the satisfaction of various closing conditions. • Vor Bio expects additional trem-cel engraftment and MylotargTM hematologic protection data updates by year-end 2023. • Vedanta plans to initiate a Phase 3 clinical trial of VE303 in patients at high risk for rCDI in Q4 2023 and expects topline data from the Phase 1/2 clinical trial of VE416, Vedanta’s therapeutic candidate for food allergy, in 2023, subject to investigator timelines. About PureTech Health PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech's R&D engine has resulted in the development of 27 therapeutics and therapeutic candidates, including two (Plenity® and EndeavorRx®) that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that is expected to be filed soon for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points. For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh. Cautionary Note Regarding Forward-Looking Statements This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to our and our Founded Entities’ plans, future prospects, objectives, developments, strategies and expectations, the progress and timing of clinical trials and data readouts, the timing of potential Investigational New Drug (IND) and NDA submissions, the timing of regulatory approvals or clearances from the FDA, the sufficiency of cash and cash equivalents and expected cash runway, and the anticipated closing of the Gelesis transaction. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to realize the benefits of our collaborations, licenses and other arrangements; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward- looking statements, whether as a result of new information, future events or otherwise. Contact: PureTech EU media U.S. media Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com Nichole Sarkis +1 774 278 8273 nichole@tenbridgecommunications.com Interim Management Report Introduction PureTech was founded with a mission to change the lives of patients with devastating diseases. Our R&D engine has been tremendously successful in pursuit of this goal, having generated 27 therapeutics and therapeutic candidates to date, including two (Plenity® and EndeavorRx®) that have received U.S. Food and Drug Administration (FDA) clearance and European Marketing Authorization and a third, KarXT, that is expected to be filed soon for FDA approval. We attribute our track record of productivity and clinical success to our distinctive approach to drug development, which is underpinned by three key pillars. First, we identify an area with unmet patient need. We then identify therapeutic approaches that often have validated human efficacy but have not reached their full potential due to key limitations, such as the route of administration or side effects. Our second pillar involves applying our proprietary insights and technologies to overcome these limitations, thereby unlocking a new medicine’s benefit for patients. Our third pillar is centered on efficient de-risking, which we achieve in two ways – by building on well-defined clinical and regulatory paths and conducting “killer” experiments early on. We believe in disciplined R&D, and we quickly shut down programs that don’t reach our pre-specified thresholds for advancement. This allows us to pivot resources towards the programs with the greatest likelihood of advancement and has resulted in our success rate, which is about six times higher than the industry average.2 We are a well-capitalized organization with a unique business model that helps fuel our Wholly Owned Programs as well as maximize shareholder returns. Our Founded Entities, which are akin to partnered programs, provide a significant source of non-dilutive capital. To date, we have generated nearly $800 million from Founded Entity equity and royalty monetization events, and we have not had to raise funds at the PureTech level from the capital markets in almost six years. We’re exceedingly proud of this model and the advancements our Founded Entities have made across a range of conditions, providing value to patients and shareholders alike. KarXT is an excellent example of how our Founded Entities are able to generate value for our shareholders, and it is a hallmark of our capital efficient approach. We allocated $18.5 million to the program, and our return on investment has been almost 50x.14 This figure does not account for the $100 million upfront we received in connection with our March 2023 announcement that Royalty Pharma acquired an interest in our 3% royalty on KarXT that provides Royalty Pharma the full amount of royalties due to us up to $2 billion in annual net sales of KarXT. Beyond that, we are entitled to up to $400 million in additional payments associated with regulatory and commercial milestones. Importantly, once KarXT achieves $2 billion in annual sales, we will retain 67% of the royalty payments, and Royalty Pharma will continue to receive 33%. We also continue to retain 2.8% equity ownership in Karuna as well as milestone payments, and we are eligible to receive 20% of sublicense income. The same successful strategy and proven team that generated our Founded Entities have also produced our Wholly Owned Programs. We intend to evaluate the strong progress of our Wholly Owned Programs and determine the ideal path for each program’s advancement – this may be through internal development, the creation of new Founded Entities, asset sales, and/or partnering and royalty transactions – and we will be guided by the optimal route to generate value for our shareholders. Having the flexibility to advance programs to an inflection point before determining the most expedient and cost-effective path forward is a hallmark of our model, and it allows us to continue to nominate new candidates for advancement without compromising ongoing development efforts. As we realize that value and as we share program development costs with partners, we expect to be in a position to evaluate returning additional capital to our shareholders, beyond the current $50 million stock buyback program. We have many options available to us, and we are committed to maximizing shareholder returns while we also make a difference for patients. We will be engaging with our shareholders in the coming weeks for feedback, and the Board will also consider factors including market conditions and PureTech’s ongoing cash requirements as we explore the exciting paths forward. Notable Developments Wholly Owned Programs In the first half of 2023 we have continued to strengthen and grow our Wholly Owned Programs, which are based on a strategy of leveraging validated efficacy to rapidly advance therapeutics with proven profiles. This approach is designed to preserve the pharmacology of efficacious drugs while maximizing their unrealized potential to meet significant patient needs. Our most advanced clinical-stage therapeutic candidate, LYT-100 (deupirfenidone), is currently in development for idiopathic pulmonary fibrosis (IPF), which is a rare, progressive and fatal lung disease with a median survival of 2-5 years.15 Pirfenidone is one of only two drugs approved to treat IPF, and it has been shown to improve survival by approximately three years compared to supportive care alone.15 However, tolerability issues with both of the standard of care drugs result in patients discontinuing treatment or reducing their dose. As a result, nearly three out of every four people with IPF forego treatment with these otherwise efficacious medicines.16 LYT-100 is a deuterated form of pirfenidone and is designed to retain the beneficial pharmacology and clinically-validated efficacy of pirfenidone with a highly differentiated pharmacokinetic profile that has translated into favorable tolerability in multiple clinical studies and has the potential to keep patients on treatment longer to enable more optimal disease management. LYT-100 has also demonstrated that it can be safely dosed with a higher total drug exposure than the currently approved dose of pirfenidone, which could translate into improved efficacy over pirfenidone. With this profile, we believe LYT-100 has the potential both to supplant the current standard of care treatments and to serve a larger market of patients who are unable to tolerate current therapies. The first of two potentially registration-enabling studies for LYT-100 is underway, with topline results from the Phase 2b trial expected in 2024. This is a global trial designed to evaluate the efficacy, tolerability, safety and dosing regimen of LYT-100 against placebo. The trial will also assess the relative efficacy of two doses of LYT-100, one with comparable exposure to the approved dose of pirfenidone and one with a higher level of exposure that has the potential for improved efficacy. This is part of a streamlined development program using the same endpoints that have supported past approvals. Pending positive clinical and regulatory feedback, we believe the results of the Phase 2b clinical trial, together with a Phase 3 clinical trial, could serve as the basis for registration in the U.S. The unique profile of LYT-100 has the potential for therapeutic benefit in other indications beyond IPF. We are also exploring LYT-100 in progressive fibrosing interstitial lung diseases, a group of lung diseases closely related to IPF, as well as other fibrotic conditions where there is human data with pirfenidone suggestive of clinical benefit. We are also developing LYT-100 for medical countermeasures under the FDA Animal Rule, which allows for the approval of drugs based on well-controlled animal models when human efficacy studies are not feasible.17 PureTech may be eligible to receive a priority review voucher from the FDA for a medical countermeasure application upon approval. We have also seen significant progress this year with our second clinical-stage therapeutic candidate, LYT- 300 (oral allopregnanolone). LYT-300 is an oral prodrug of allopregnanolone, developed using our GlyphTM technology platform, which harnesses the body’s natural lipid absorption and transport process to enable the oral administration of certain therapeutics that otherwise cannot be administered orally. Lower levels of allopregnanolone have been documented in patients with mood disorders, such as depression, and there is evidence that allopregnanolone has therapeutic potential in both anxiety and depression.18 An intravenous formulation of allopregnanolone is approved by the FDA as a 60-hour infusion for the treatment of postpartum depression (PPD), though the method of administration has significant challenges and has limited the scope of clinical use for allopregnanolone. To overcome this, medicinal chemistry approaches have been applied to synthesize orally bioavailable chemical analogs of allopregnanolone. These oral analogs may have different pharmacological effects than endogenous allopregnanolone and therefore may not capture its full therapeutic potential, though one of them was recently approved in PPD. We believe our Glyph platform should enable us to retain the potency of endogenous allopregnanolone in a more convenient oral form and potentially enable us to unlock the therapeutic potential of allopregnanolone across a range of neurological and neuropsychiatric conditions. In our Phase 1 study, oral administration of LYT-300 achieved blood levels of allopregnanolone at or above those associated with therapeutic benefit in PPD and nine times greater than orally administered allopregnanolone, based on third-party published data.19 LYT-300 also demonstrated dose-dependent target engagement with GABAA receptors, which are known to regulate mood and other neurological conditions. In February, we announced our plans to advance LYT-300 for the potential treatment of anxiety disorders and depression, and in June, we initiated a Phase 2a proof-of-concept trial in healthy volunteers using a validated clinical model of anxiety, with results expected by the end of 2023. These results, alongside our Phase 1 data, will inform potential future development plans in additional indications, and we are in the process of prioritizing which additional indications to pursue with regard to mood disorders. In light of the two approved PPD treatments on the market, we believe that other depression-related indications have greater patient needs and will therefore be higher priority for us. Additionally, in the August 2023 post- period, we announced a grant of up to $11.4 million from the U.S. Department of Defense to advance LYT-

300 for the treatment of Fragile X-associated Tremor/ Ataxia Syndrome (FXTAS), a devastating neurological condition. The funds will support a Phase 2 trial of LYT-300 in collaboration with the University of California, Davis. Last year we announced another candidate developed from our Glyph platform, LYT-310 (oral cannabidiol [CBD]), which is being advanced for the potential treatment of epilepsies and other neurological indications. A CBD-based product has already received regulatory approval in the U.S. and Europe to treat seizures related to certain rare conditions, but it requires a large volume of a sesame oil-based formulation, which limits its use in broader applications and age groups. Side effects of this approved product can include nausea, stomach pain, sleepiness and mood changes, all of which impact a patient’s quality of life. This presents an opportunity for LYT-310 to expand the therapeutic application of CBD across a much wider range of age groups and indications, most notably given its oral dosing, streamlined manufacturing process and potential to reduce the gastrointestinal (GI) side effects and liver toxicity associated with the current CBD-based treatment. We expect to initiate a Phase 1 clinical trial of LYT-310 in the fourth quarter of 2023. We have also generated multiple additional programs from our Glyph platform centered around validated efficacy in central nervous system indications. We look forward to sharing more about those programs and the potential expansion of our pipeline in due course. Development of LYT-200 (anti-galectin-9 mAb) has also progressed in the first half. LYT-200 is being developed for the treatment of metastatic/locally advanced solid tumors, including urothelial and head and neck cancers, as well as for the treatment of hematological malignancies, such as acute myeloid leukemia (AML). It is a fully human IgG4 monoclonal antibody designed to inhibit the activity of galectin-9, an immunomodulatory molecule expressed by tumors and immune cells and shown to suppress the immune system from recognizing and destroying cancer cells. In the first half of 2023, we initiated a Phase 1b clinical trial of LYT-200 in combination with tislelizumab in urothelial and head and neck cancers, and topline results are expected in 2024. In late 2022, we also initiated a Phase 1b clinical trial to evaluate LYT-200 as a single agent for the treatment of AML, and we anticipate initial results from a subset of patients by the end of 2023. Founded Entities Our Founded Entities have had a productive 2023 so far, with significant commercial and clinical momentum. Karuna made progress towards delivering transformative medicines for people living with psychiatric and neurological conditions, including schizophrenia and psychosis in Alzheimer’s disease. In March 2023, Karuna announced positive topline results from the Phase 3 EMERGENT-3 trial evaluating the efficacy, safety and tolerability of KarXT in adults with schizophrenia. The trial met its primary endpoint, with KarXT demonstrating a statistically significant and clinically meaningful 8.4-point reduction in Positive and Negative Syndrome Scale (PANSS) total score compared to placebo (-20.6 KarXT vs. -12.2 placebo; p<0.0001) at Week 5 (Cohen’s d effect size of 0.60). Consistent with prior trials, KarXT demonstrated an early and sustained statistically significant reduction of symptoms from Week 2 (p<0.05) through the end of the trial as assessed by PANSS total score. KarXT also demonstrated reductions in positive and negative symptoms of schizophrenia as measured by PANSS positive and PANSS negative Marder factor subscales. KarXT was generally well tolerated, with a side effect profile substantially consistent with previous trials of KarXT in schizophrenia. Karuna plans to file KarXT for FDA approval in schizophrenia in the third quarter of 2023, with a launch in the second half of 2024, if approved. Karuna also expects to initiate its second Phase 3 trial in psychosis in Alzheimer’s disease, ADEPT-2, in the second half of 2023. Akili also made significant progress in the development of their cognitive treatments through game-changing technologies. In January 2023, Akili announced topline results from STARS-ADHD-Adolescents, its pivotal trial of EndeavorRx (AKL-T01) in adolescents aged 13-17 years old with attention-deficit/hyperactivity disorder (ADHD). The study showed robust improvements in attention and broader clinical outcomes, including attention improvements that were nearly three times as large as those seen in Akili’s pivotal trial that served as the basis for FDA authorization of EndeavorRx for children with ADHD aged 8-12 years old. In

May 2023, Akili submitted data from this new trial to the FDA to expand its current EndeavorRx label to include adolescents. Also in May 2023, Akili shared topline results of the STARS-ADHD-Adult clinical trial evaluating the efficacy and safety of EndeavorRx in adults with ADHD. The trial demonstrated statistically significant improvement in attention functioning after six weeks of treatment, achieving its predefined primary efficacy outcome. In June, Akili announced the release of EndeavorOTCTM without a prescription for adults 18 years and older. Akili expects to submit its adult clinical trial data to the FDA to pursue marketing authorization for EndeavorOTC to be made available without a prescription as a treatment for adults with ADHD in the second half of 2023. Akili also expects data in the second half of 2023 from Shionogi’s pivotal trial of SDT-001 in children aged 6-17 years old with ADHD in Japan. Gelesis’ product for weight management, Plenity, has helped over 200,000 people with their weight loss journeys and generated more than $40 million in revenue since launch. Earlier this year, the company announced that it had filed an initial 510(k) application with the FDA to change the classification of Plenity from prescription-only to be available without a prescription. Gelesis anticipates the FDA’s decision on its 510(k) submission by the first quarter of 2024. The company has stated that it believes this shift would double Plenity’s addressable market, should significantly reduce the company’s customer acquisition costs, and could open up new, broader partnership opportunities. While the obesity treatment landscape is rapidly evolving, there still remain major gaps for patients, providers and payers alike, including affordability, tolerability and rebound effect, that the company believes Plenity is well-positioned to uniquely address. In June 2023, Gelesis presented data at the American Diabetes Association’s annual conference showing the real-world effectiveness of Plenity across 984 patients. Consistent with clinical studies, responders demonstrated clinically significant weight loss at 6 months. Also in June, PureTech and Gelesis entered into an Agreement and Plan of Merger to purchase all of the outstanding stock of Gelesis and take the company private. The closing of this transaction is contingent on, among other things, Gelesis receiving shareholder approval for the transaction and the satisfaction of various closing conditions. Vedanta also progressed the development of a potential new category of oral therapies based on defined consortia of bacteria isolated from the human microbiome and grown from pure clonal cell banks. In April 2023, Vedanta announced a $106.5 million financing to advance its pipeline of defined bacterial consortia therapies. In May 2023, Vedanta announced the U.S. FDA granted Fast Track designation to VE303 for the prevention of recurrent Clostridioides difficile infection. Vor has continued to progress the development of its novel platform for engineering Hematopoietic Stem Cell (HSCs) to enable targeted therapies post-transplant. In June 2023, Vor announced five patients transplanted with trem-cel (VOR33) achieved primary neutrophil engraftment and high levels of myeloid donor chimerism. In the August 2023 post-period, Vor announced that the FDA cleared its Investigational New Drug application for VCAR33ALLO, a T-cell therapy derived from allogeneic healthy donors using a chimeric antigen receptor specifically binding to CD33. Also in the August 2023 post-period, Vor announced that the company has secured a worldwide non-exclusive license from Editas Medicine for ex-vivo Cas9 gene-edited HSC therapies for the treatment and/or prevention of hematological malignancies. The license provides access to key intellectual property for the continued development and potential commercialization of edited HSCs including trem-cel. Sonde has continued to develop a voice-based artificial intelligence platform that detects changes in the sound of voice that are linked to health conditions – like depression, anxiety and respiratory disease – to provide health tracking and monitoring. Entrega has continued to advance its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. Entrega’s technology platform uses a proprietary, customizable hydrogel dosage form to control local fluid microenvironments in the GI tract in an effort to both enhance absorption and reduce the variability of drug exposure. Peptide therapeutics (e.g., the emerging GLP-1 agonist class) are ideally suited to benefit from Entrega’s approach.

1 Cash and cash equivalents (as of June 30, 2023) or Cash, cash equivalents and Short-term investments (as of December 31, 2022) held at PureTech Health plc and consolidated subsidiaries. For more information, please see below under the heading "Financial Review.” 2 Clinical success is measured as the probability of transition success from Phase 1 to regulatory filing. PureTech’s probability is 49%, and the industry average is 8%. The cumulative percentages are calculated by multiplying the individual phase percentages listed in the following footnotes 3 & 4. 3 Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=58%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011 – 2020. This study did not include therapeutics regulated as devices. 4 The aggregate percentages include all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward, using the aforementioned calculation method based on the following individual phase percentages, Phase 1 (n = 7/9; 78%), Phase 2 (n = 10/12; 83%), Phase 3 (n = 3/4; 75%), last updated on June 21, 2023; Phase 2 and Phase 3 percentages include some therapeutic candidates where Phase 1 trials were not conducted by PureTech or its Founded Entities (i) due to the requirements of the medical device regulatory pathway or (ii) because a prior Phase 1 trial was conducted by a third party, which Phase 1 trials were not included in this analysis. 3 Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales. Relevant ownership interests for Vedanta, Sonde and Entrega were calculated on a partially diluted basis (as opposed to a voting basis) as of June 30, 2023, including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. Karuna, Akili and Vor ownerships were calculated on a beneficial ownership basis in accordance with SEC rules as of July 31, 2023, August 3, 2023, and August 4, 2023, respectively. 4 As of March 22, 2023, PureTech has sold its right to receive a 3% royalty from Karuna to Royalty Pharma on net sales up to $2 billion annually, after which threshold PureTech will receive 67% of the royalty payments and Royalty Pharma will receive 33%. PureTech retains its equity ownership in Karuna. Additionally, under its license agreement with Karuna, PureTech retains the right to receive milestone payments upon the achievement of certain regulatory approvals and 20% of sublicense income. 5 Gelesis ownership represents the percentage of Gelesis’ outstanding common stock held by PureTech as of August 11, 2023. On a beneficial ownership basis (as calculated in accordance with SEC rules), PureTech owns 92.0% of the outstanding securities of Gelesis as of June 12, 2023. On June 12, 2023, PureTech entered into an Agreement and Plan of Merger to acquire all of the outstanding equity and equity-linked securities of Gelesis and to cause Gelesis to become an indirect wholly owned subsidiary of PureTech upon consummation of the transaction. Please see PureTech’s Schedule 13D filings with respect to Gelesis on file with SEC for additional information. PureTech is also eligible to receive certain payments from Gelesis under its license agreement, including sublicense payments and royalties on sales of certain products, including Plenity. 6 Vedanta’s $106.5 million recent financing round was structured as convertible debt. PureTech ownership reflects ownership as of June 30, 2023, and does not take into account any potential future dilution, if applicable, as a result of conversion of that debt amount. 7 References in this report to “Wholly Owned Programs” refer to the Company’s four therapeutic candidates (LYT-100, LYT-200, LYT-300 and LYT-310), Glyph platform and potential future therapeutic candidates and platforms that the Company may develop or obtain. References to “Wholly Owned Pipeline” refer to LYT-100, LYT-200, LYT-300 and LYT-310. 8 Our Founded Entities are comprised of our Controlled Founded Entities and our Non-Controlled Founded Entities, all of which are incorporated in the United States. Where PureTech maintains control, the entity is referred to as a Controlled Founded Entity in this report and is consolidated in the financial statements. Where PureTech does not maintain control, the entity is referred to as a Non- Controlled Founded Entity in this report and is not consolidated in the financial statements. References to our Controlled Founded Entities refer to Entrega, Inc., for all periods prior to March 1, 2023, Vedanta Biosciences, Inc., and for all periods prior to May 25, 2022, Sonde Health Inc. References to our Non-Controlled Founded Entities refer to Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., for all periods following May 25, 2022, Sonde Health, Inc., for all periods following March 1, 2023, Vedanta Biosciences, Inc., and, for all periods prior to December 18, 2019, resTORbio, Inc. We formed each of our Founded Entities and have been involved in development efforts in varying degrees. In the case of our Controlled Founded Entity Entrega, Inc., we continue to maintain majority voting control. With respect to our Non-Controlled Founded Entities, we may benefit from appreciation in our minority equity investment as a shareholder of such companies. 9 EndeavorRx is the first-and-only FDA-authorized treatment delivered through a video game experience. EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com. 10 EndeavorOTC is a digital therapeutic indicated to improve attention function, ADHD symptoms and quality of life in adults 18 years of age and older with primarily inattentive or combined-type ADHD. EndeavorOTC utilizes the same proprietary technology underlying EndeavorRx, a prescription digital therapeutic indicated to improve attention function in children ages 8-12. EndeavorOTC is available under the U.S. Food and Drug Administration’s current Enforcement Policy for Digital Health Devices for Treating Psychiatric Disorders During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency. EndeavorOTC has not been cleared or authorized by the U.S. Food and Drug Administration for its indications. It is recommended that patients speak to their health care provider before starting EndeavorOTC treatment. No serious adverse events have been reported in any of our clinical studies. To learn more, visit EndeavorOTC.com. 11 This represents a non-IFRS number and is comprised of Cash and cash equivalents (as of June 30, 2023) or Cash, cash equivalents and Short-term investments (as of December 31, 2022) held at PureTech Health plc and our following wholly-owned owned subsidiaries: PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp,

PureTech Securities II. For a reconciliation of this number to the IFRS equivalent number, please refer to the “Financial Review” section of this report. 12 The difference between Consolidated Cash and cash equivalents and PureTech Level Cash and cash equivalents as of June 30, 2023, of approximately $2 million does not include Cash and cash equivalents in all our Founded Entities that were deconsolidated. 13 Important Safety Information about Plenity: Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity. To avoid impact on the absorption of medications: For all medications that should be taken with food, take them after starting a meal. For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician. The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence. Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor. Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY. 14 47x as of July 31, 2023 15 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17–S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17 16 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc 17 Our program in medical countermeasures is preclinical-stage and is subject to the Animal Rule, which allows for the approval of drugs based on validated animal models when human efficacy studies are not feasible. The use of the Animal Rule is intended for drugs and biological products developed to reduce or prevent serious or life-threatening conditions caused by exposure to lethal or permanently disabling toxic chemical, biological, radiological or nuclear substances. 18 Schüle, C., Nothdurfter, C., & Rupprecht, R. (2014). The role of allopregnanolone in depression and anxiety. Progress in Neurobiology, 113, 79–87. https://doi.org/10.1016/j.pneurobio.2013.09.003 19 Brexanolone NDA 211371 Multi-disciplinary Review and Evaluation, FDA CDER, 2018. Financial Review Reporting Framework You should read the following discussion and analysis together with our Condensed Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. You should read this discussion and analysis in conjunction with the risks identified in the “Risk Factor Annex" on pages 175 and 211 of our “Annual Report and Accounts 2022”, also included as Exhibit 15.1 to the Form 20-F for the fiscal year ended December 31, 2022 filed with the Securities and Exchange Commission on April 27, 2023. As a result of many factors, our actual results could differ materially from the results described in or implied by these forward-looking statements. Our unaudited Condensed Consolidated Financial Statements as of June 30, 2023, and for the six months ended June 30, 2023 and 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as adopted for use in the UK. The Condensed Consolidated Financial Statements also comply fully with IAS 34 as issued by the International Accounting Standards Board (IASB). This report should be read in conjunction with the Group’s 2022 Annual Reports and Accounts as of and for the year ended December 31, 2022. The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc, or the Company, and its consolidated subsidiaries, together the Group. These financial statements consolidate the Company’s subsidiaries and include the Company’s interest in associates, by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Company maintains control. Associates are those entities in which the Company does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Company has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Condensed Consolidated Statements of Comprehensive Income/(Loss). For purposes of our Consolidated Financial Statements, each of our Founded Entities are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether PureTech Health plc controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1 to our Consolidated Financial Statements as of and for the year ended December 31, 2022 included in our 2022 Annual Report and Accounts. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below. Business Background and Results Overview The business background is discussed above in the Interim Management Report, which describes the business development of our Wholly Owned Programs and Founded Entities. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our wholly-owned or Controlled Founded Entities’ therapeutic candidates, which may or may not occur. Our Founded Entities, Gelesis, Inc. ("Gelesis"), and Akili Interactive Labs, Inc. ("Akili"), which we have not controlled since 2019 and 2018, respectively, have therapeutics cleared for sale, but our Wholly Owned Programs have not yet generated revenue from product sales, to date. However, we did generate significant cash from the sale of shares of our public Founded Entities and from the sale of an interest in Karuna future royalties. We deconsolidated a number of our Founded Entities, specifically Vedanta Biosciences, Inc. ("Vedanta") in March 2023, Sonde Health Inc. ("Sonde") in May 2022, Karuna Therapeutics, Inc. ("Karuna"), Vor Biopharma Inc. ("Vor") and Gelesis in 2019, and Akili in 2018. Any deconsolidation affects our financials in the following manner: • our ownership interest does not provide us with a controlling financial interest; • we no longer control the Founded Entity's assets and liabilities and as a result we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statements of Financial Position; • we record our retained investment in the Founded Entity at fair value; and • the resulting amount of any gain or loss is recognized in our Consolidated Statements of Comprehensive Income/(Loss). We anticipate our expenses to continue to increase proportionally in connection with our ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly Owned Pipeline. We also expect that our expenses and capital requirements will increase in the near to mid-term as we: • continue our research and development efforts; • seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and • add clinical, scientific, operational financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims. More specifically, our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for LYT-100, LYT-200 and LYT-300, and progress additional therapeutic candidates into the clinic, such as LYT-310, as well as advance our technology platforms. In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis. As a result, we may need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly- owned therapeutic candidates. Measuring Performance The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each period are compared primarily with the results of the comparative period in the prior year. Reported Performance Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements. Core Performance Core performance measures are alternative performance measures (APM) which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS. Cash flow and liquidity PureTech Level Cash, cash equivalents and short- term investments Measure type: Core performance Definition: Cash and cash equivalents, and Short-term investments held at PureTech Health plc and the following wholly-owned subsidiaries: PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II Corp. Why we use it: PureTech Level Cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly Owned Programs and make certain investments in Founded Entities PureTech Level Cash and Cash Equivalents Measure type: Core performance Definition: Cash and Cash Equivalents held at PureTech Health plc and the following wholly-owned subsidiaries: PureTech LYT, PureTech LYT-100, Alivio Therapeutics, Inc., PureTech Management, Inc., PureTech Health LLC, PureTech Securities Corp, PureTech Securities II Corp. Why we use it: PureTech Level Cash and Cash Equivalents is a measure that provides valuable additional information with respect to cash and cash equivalents available to fund the Wholly Owned Programs and make certain investments in Founded Entities Recent Developments (subsequent to June 30, 2023) The Company has evaluated subsequent events after June 30, 2023, up to the date of issuance, August 29, 2023, of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these unaudited Condensed Consolidated Financial Statements or notes thereto. Financial Highlights The following is the reconciliation of the amounts appearing in our Statement of Financial Position to the Alternative Performance Measure described above:

(in thousands) June 30, 2023 Consolidated Cash and Cash Equivalents 350,515 Less: Cash and Cash Equivalents held at non-wholly owned subsidiaries (2,062) PureTech Level Cash and Cash Equivalents $348,453 (in thousands) December 31, 2022 Cash and Cash Equivalents 149,866 Short-term investments 200,229 Consolidated Cash, cash equivalents and short-term investments 350,095 Less: Cash and Cash Equivalents held at non-wholly owned subsidiaries (10,622) PureTech Level Cash, cash equivalents and short-term investments $339,473 Basis of Presentation and Consolidation Our Condensed Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value, and is reported in multiple operating segments as described below. Basis for Segmentation Our Directors are our strategic decision-makers. Our operating segments are based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined that each consolidated Founded Entity is representative of a single operating segment as our Directors monitor the financial results at this level. When identifying the reportable segments, we have determined that it is appropriate to aggregate multiple operating segments into a single reportable segment given the high level of operational and financial similarities across the entities. We have identified multiple reportable segments, as presented below. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided. There was no change to reportable segments in 2023, except for the transfer of Vedanta to the Non- Controlled Founded Entities segment due to the deconsolidation of Vedanta on March 1, 2023. The Non-Controlled Founded Entities segment is comprised of the entities in respect of which PureTech Health (i) no longer holds majority voting control as a shareholder or (ii) no longer has the right to elect a majority of the members of the subsidiaries’ Board of Directors. Upon deconsolidation of an entity, the segment disclosure is restated to reflect the change on a retrospective basis, as this constitutes a change in the composition of reportable segments. As of June 30, 2023, the Non-Controlled Founded Entities segment includes Vedanta, which was deconsolidated on March 1, 2023 and for comparative periods it includes Vedanta and Sonde which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Vedanta and Sonde to the dates of deconsolidation. Following the dates of deconsolidation, the Company accounts for its investments in Vedanta and in Sonde at the parent level, and therefore the results associated with investment activity following the dates of deconsolidation are included in the Parent Company and Other section. The Company has revised in these financial statements the prior year financial information to conform to the presentation as of and for the six months ended June 30, 2023 to include Vedanta in the Non-Controlled Founded Entities segment. The change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time. Results of Operations The following table, which has been derived from our unaudited financial statements for the six months ended June 30, 2023 and 2022, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items in dollars:

(in thousands)	Six Months Ended June 30, 2023	2022	Change (2022 to 2023)
Contract revenue	**$750**	$1,141	$(391)
Grant revenue	**2,400**	5,890	(3,490)
Total revenue	**3,150**	7,030	(3,880)
Operating expenses:			
General and administrative expenses	**(26,166)**	(23,644)	(2,522)
Research and development expenses	**(53,146)**	(84,579)	31,432
Operating income/(loss)	**(76,163)**	(101,192)	25,030
Other income/(expense):			
Gain on deconsolidation of subsidiary	**61,787**	27,251	34,536
Gain/(loss) on investments held at fair value	**7,818**	(59,019)	66,837
Gain/(loss) on investments in notes from associates	**(6,045)**	—	(6,045)
Other income/(expenses)	**(1,134)**	7,642	(8,776)
Other income/(loss)	**62,426**	(24,126)	86,552
Net finance income/(costs)	**5,316**	56,320	(51,004)
Share of net income/(loss) of associates accounted for using the equity method	**(5,324)**	(15,322)	9,998
Gain on dilution of ownership interest in associate	**—**	28,363	(28,363)
Income/(loss) before income taxes	**(13,744)**	(55,957)	42,213
Taxation	**(11,807)**	32,485	(44,291)
Net income/(loss) including non-controlling interest	**(25,551)**	(23,472)	(2,079)
Net income/(loss) for the period attributable to the Owners of the Company	**$(25,004)**	$(28,344)	$3,340

Comparison of the Six Months Ended June 30, 2023 and 2022

Total Revenue

(in thousands)	Six Months Ended June 30, 2023	2022	Change
Contract Revenue:			
Controlled Founded Entities	**750**	731	19
Non-Controlled Founded Entities	**—**	81	(81)
Parent Company and other	**—**	328	(328)
Total Contract Revenue	**$750**	$1,141	$(391)
Grant Revenue:			
Internal Segment	**$673**	$1,821	$(1,148)
Non-Controlled Founded Entities	**1,727**	4,068	(2,341)
Total Grant Revenue	**$2,400**	$5,890	$(3,490)
Total Revenue	**$3,150**	$7,030	$(3,880)

Our total revenue was $3.1 million for the six months ended June 30, 2023, a decrease of $3.9 million, compared to the six months ended June 30, 2022. The decrease was primarily attributable to a decrease in Grant Revenue, mainly due to the Non-Controlled Founded Entities segment as a result of the partial-period reporting by Vedanta due to their deconsolidation.

Research and Development Expenses

(in thousands)	Six Months Ended June 30, 2023	2022	Change
Research and Development Expenses:			
Internal Segment	**$(46,941)**	$(62,499)	$(15,557)
Controlled Founded Entities	**(595)**	(1,271)	(675)
Non-Controlled Founded Entities	**(5,380)**	(20,432)	(15,052)
Parent Company and other	**(230)**	(377)	(147)
Total Research and Development Expenses:	**$(53,146)**	$(84,579)	$(31,432)

Our research and development expenses were $53.1 million for the six months ended June 30, 2023, a decrease of $31.4 million, or 37.2 percent compared to the six months ended June 30, 2022. The change was primarily attributable to a decrease of $15.6 million in research and development expenses incurred by the Internal Segment due to prioritization of research and development projects in the internal segment, whereby the Company elected to focus on programs where it believes it has the highest probability of success and reduce efforts, or cease to invest, in research and clinical stage projects where such probability of success is lower. In addition there was a decrease in contract manufacturing expenses in 2023 due to the ramp up of clinical manufacturing efforts in the prior period in 2022 prior to the start of new clinical studies. The decrease in research and development expenses was also attributable to a decrease of $15.1 million in the Non-Controlled Founded Entities due to the partial period reporting by Vedanta as a result of its deconsolidation (two months in 2023 vs. six months in the corresponding period in 2022). General and Administrative Expenses Six Months Ended June 30, (in thousands) 2023 2022 Change General and Administrative Expenses: Internal Segment $(7,405) $(4,156) $3,249 Controlled Founded Entities (104) (853) (749) Non-Controlled Founded Entities (2,942) (8,055) (5,113) Parent Company and other (15,716) (10,580) 5,136 Total General and Administrative Expenses $(26,166) $(23,644) $2,522 Our general and administrative expenses were $26.2 million for the six months ended June 30, 2023, an increase of $2.5 million, or 10.7 percent compared to the six months ended June 30, 2022. The change was attributable to increases of $5.1 million in Parent Company and other and $3.2 million in the Internal Segment, partially offset by a decrease of $5.1 million in the Non-Controlled Founded Entities segment and a decrease of $0.7 million in the Controlled Founded Entities segment. The increase in the Parent Company and Other was primarily driven by a $4.1 million increase in employee compensation expense due to increase in headcount and adjustments to compensation due to inflation, including an increase in stock based compensation expense of $2.0 million, as well as a $3.9 million increase in consulting and professional fees, partially offset by a $2.6 million increase in management fees allocated to the other segments. The increase in the Internal Segment was primarily driven by a $2.7 million increase in management fees charged by the Parent Company. The decrease in the Non-Controlled Founded Entities segment was primarily attributable to the partial period reporting by Vedanta as a result of its deconsolidation (two months in 2023 vs. six months in the corresponding period in 2022). The decrease in the Controlled Founded Entities segment was attributable to a $0.5 million decrease in stock based compensation expense. Total Other Income (Loss) Total Other Income was $62.4 million for the six months ended June 30, 2023 compared to a loss of $24.1 million for the six months ended June 30, 2022, reflecting a change of $86.6 million. The increase in income was primarily attributable to a gain from investments held at fair value of $7.8 million for the six months ended June 30, 2023, compared to a loss of $59.0 million for the six months ended June 30, 2022, reflecting an increase in other income of $66.8 million. In addition, the increase in income was also attributable to a gain from deconsolidation of Vedanta of $61.8 million for the six months ended June 30, 2023, compared to a gain from deconsolidation of Sonde of $27.3 million for the six months ended June 30, 2022, reflecting an increase in other income of $34.5 million. These increases were partially offset by a loss from investments in notes from associates of $6.0 million for the six months ended June 30, 2023 while there was no such loss in the six months ended June 30, 2022 as well as a decrease in other income of $8.8 million. The net gain from investments held at fair value for the six months ended June 30, 2023 was primarily attributed to our holdings in Karuna (see Note 3 in our condensed consolidated financial statements for further details). Finance Income (Costs) Net finance income was $5.3 million for the six months ended June 30, 2023, compared to net finance income of $56.3 million for the six months ended June 30, 2022, reflecting a change of $51.0 million in Net finance Income (costs). The change was primarily attributable to the fact that during the six months ended June 30, 2023 net change in fair value of subsidiaries' financial instrument liabilities was an income of $2.6 million, while for the six months ended June 30, 2022 such change was a gain of $57.7 million, primarily related to change in fair value of Vedanta preferred share liabilities, leading to decreased income of $55.0 million. To a lesser extent the decrease in income was attributable to the non-cash interest expense related to sale of future royalties of $3.7 million for the six months ended June 30, 2023, while no such expense existed for the six months ended June 30, 2022. This decrease in income was partially offset by an increase in interest income from financial assets of $7.1 million, and to a lesser extent a decrease of $0.6 million in interest expense during the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. Share of Net Income/(loss) of Associates accounted for using the equity method and Gain on Dilution of Interest in Associate For the six months ended June 30, 2023, the share in net loss of associates reported under the equity method was $5.3 million as compared to the share in net loss of $15.3 million for the six months ended June 30, 2022. The change was primarily attributable to a decrease in Gelesis losses due to decreased activity in the six months ended June 30, 2023, as compared to the losses reported for the six months ended June 30, 2022. In addition, during the six months ended June 30, 2022, PureTech recorded a gain on dilution of its equity ownership interest in Gelesis of $28.4 million as a result of the completion of the merger with CapStar on January 13, 2022. Taxation Income tax expense was an expense of $11.8 million for the six months ended June 30, 2023, as compared to a benefit of $32.5 million for the six months ended June 30, 2022, reflecting an increase in expense of $44.3 million. The increase in the income tax expense was primarily attributable to the tax in respect of the sale of future royalties to Royalty Pharma (See note 11 for further detail) and to a lower pre-tax loss in the tax consolidated US group. Critical Accounting Policies and Significant Judgments and Estimates Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards (IFRS). The Condensed Consolidated Financial Statements also comply fully with IAS 34 as issued by the International Accounting Standards Board (IASB). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions. Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. The accounting policies most critical to the judgments and estimates used in the preparation of our financial statements have not changed since our 2022 Annual Report, except for the accounting policy for our sale of future royalties liability. For further detail see Note 1 of the accompanying notes to the Condensed Consolidated Financial Statements. Cash Flow and Liquidity Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including: • the expenses incurred in the development of wholly-owned and Controlled Founded Entity therapeutic candidates; • the revenue, if any, generated by wholly-owned and Controlled-Founded Entity therapeutic candidates; • the revenue, if any, generated from licensing and royalty agreements with Founded Entities; • the financing requirements of the Internal segment, Controlled-Founded Entities segment and Parent segment; and • the investing activities related to the Internal, Controlled-Founded Entities and Parent segments, including the monetization, through sale, of shares held in our public Founded Entities. As of June 30, 2023, we had consolidated cash and cash equivalents of $350.5 million and PureTech Level cash and cash equivalents of $348.5 million. PureTech Level cash and cash equivalents is a non-IFRS measure

(for a definition of PureTech Level cash and cash equivalents and a reconciliation to the IFRS number, see the section Measuring Performance earlier in this Financial review).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Six Months Ended June 30,		
(in thousands)	**2023**	2022	Change
Net cash used in operating activities	**$(65,133)**	$(87,249)	$22,115
Net cash provided by (used in) investing activities	**173,885**	(6,884)	180,770
Net cash provided by (used in) financing activities	**91,897**	(5,665)	97,562
Net increase (decrease) in cash and cash equivalents	**$200,649**	$(99,798)	$300,447

Operating Activities

Net cash used in operating activities was $65.1 million for the six months ended June 30, 2023, as compared to $87.2 million for the six months ended June 30, 2022, resulting in a decrease of $22.1 million in net cash used in operating activities. The decrease in outflows is primarily attributable to our lower operating loss, mainly due to a decrease in research and development activities in the Internal Segment, and to a decrease of operating cash flows in the Non-Controlled Founded Entities segment as a result of Vedanta's deconsolidation.

Investing Activities

Net cash provided by investing activities was $173.9 million for the six months ended June 30, 2023, as compared to net cash used in investing activities of $6.9 million for the six months ended June 30, 2022, resulting in an increase of $180.8 million in net cash resulting from investing activities. The increase in the net cash resulting from investing activities was primarily attributed to the proceeds received from the maturity of short-term investments of $202.5 million, partially offset by the investment in notes from associates of $15.4 million for the six months ended June 30, 2023.

Financing Activities

Net cash provided by financing activities was $91.9 million for the six months ended June 30, 2023, as compared to net cash used in financing activities of $5.7 million for the six months ended June 30, 2022, resulting in an increase of $97.6 million in the net cash resulting from financing activities. The increase in the net cash resulting from financing activities was primarily attributable to cash received in respect of the sale of future Karuna royalties (see Note 11 to the Condensed Consolidated Financial Statements) in the amount of $100.0 million, partially offset by an increase of $3.0 million in the amount of treasury shares repurchased per the share repurchase program during six months ended June 30, 2023 as compared to the six months ended June 30, 2022.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets at June 30, 2023 will be sufficient to fund our operations and capital expenditure requirements into the first quarter of 2026. We expect to incur substantial additional expenditures in the near term to support our ongoing activities. We anticipate to continue to incur net operating losses for the foreseeable future as is typical for pre-revenue biotechnology companies. Our ability to fund our therapeutic development and clinical operations as well as commercialization of our wholly-owned therapeutic candidates, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including:

- the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;
- the costs of commercialization activities, including product marketing, sales and distribution;
- the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;
- the emergence of competing technologies and products and other adverse marketing developments;

• the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities; • our degree of success in commercializing our wholly-owned therapeutic candidates, if and when approved; and • the number and types of future therapeutics we develop and commercialize. A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate. Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly- owned therapeutic candidates, we have only a general estimate of the amounts of capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future. Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited) For the six months ended June 30 Note 2023 $000s 2022 $000s Contract revenue 750 1,141 Grant revenue 2,400 5,890 Total revenue 3,150 7,030 Operating expenses: General and administrative expenses (26,166) (23,644) Research and development expenses (53,146) (84,579) Operating income/(loss) (76,163) (101,192) Other income/(expense): Gain on deconsolidation of subsidiary 3 61,787 27,251 Gain/(loss) on investments held at fair value 3 7,818 (59,019) Gain/(loss) on investments in notes from associates 5 (6,045) — Other income/(expense) (1,134) 7,642 Other income/(expense) 62,426 (24,126) Finance income/(costs): Finance income 7 7,731 630 Finance costs – contractual 7 (1,338) (1,961) Finance income/(costs) – fair value accounting 7 2,650 57,651 Finance costs – non cash interest expense related to sale of future royalties 11 (3,726) — Net finance income/(costs) 5,316 56,320 Share of net loss of associates accounted for using the equity method 4 (5,324) (15,322) Gain on dilution of ownership interest in associate — 28,363 Income/(loss) before taxes (13,744) (55,957) Taxation 18 (11,807) 32,485 Income/(Loss) for the period (25,551) (23,472) Other comprehensive income/(loss): Items that are or may be reclassified as profit or loss Equity-accounted associate – share of other comprehensive income (loss) 92 (323) Reclassification of foreign currency differences on dilution of interest — (213) Total other comprehensive income/(loss) 92 (536) Total comprehensive income/(loss) for the period (25,458) (24,008) Income/(loss) attributable to: Owners of the Company (25,004) (28,344) Non-controlling interests 13 (546) 4,872 (25,551) (23,472)

Comprehensive income/(loss) attributable to: Owners of the Company (24,912) (28,880) Non-controlling interests 13 (546) 4,872 (25,458) (24,008) $ $ Earnings/(loss) per share: Basic earnings/(loss) per share 8 (0.09) (0.10) Diluted earnings/(loss) per share 8 (0.09) (0.10) The accompanying notes are an integral part of these financial statements. Condensed Consolidated Statements of Financial Position (Unaudited) As of Note June 30, 2023 $000s December 31, 2022 $000s Assets Non-current assets Property and equipment, net 10,790 22,957 Right of use asset, net 10,707 14,281 Intangible assets, net 931 831 Investments held at fair value 3,12 281,288 251,892 Investment in associates - equity method 4 3,916 9,147 Investments in notes from associates 5 24,686 16,501 Lease receivable – long-term 179 835 Other non-current assets 958 10 Total non-current assets 333,453 316,454 Current assets Trade and other receivables 2,102 11,867 Income tax receivable 18 — 10,040 Prepaid expenses 5,659 11,617 Lease receivable – short-term 199 450 Other financial assets 1,624 2,124 Short-term investments — 200,229 Cash and cash equivalents 350,515 149,866 Total current assets 360,099 386,192 Total assets 693,552 702,647 Equity and liabilities Equity Share capital 5,461 5,455 Share premium 290,262 289,624 Treasury stock (33,105) (26,492) Merger reserve 138,506 138,506 Translation reserve 182 89 Other reserve (12,149) (14,478) Retained earnings 124,512 149,516 Equity attributable to the owners of the Company 513,669 542,220 Non-controlling interests 13 (4,778) 5,369 Total equity 508,891 547,589 Non-current liabilities Sale of future royalties liability 11 103,726 — Deferred tax liability 18 9,084 19,645 Lease liability, non-current 19,996 24,155 Long-term loan — 10,244 Liability for share based awards 6 2,589 4,128 Total non-current liabilities 135,395 58,172

Current liabilities			
Deferred revenue		**—**	2,185
Lease liability, current		**3,221**	4,972
Trade and other payables	14	**31,339**	54,783
Income taxes payable		**12,177**	57
Notes payable	12	**2,359**	2,345
Warrant liability	12	**—**	47
Preferred shares	10, 12	**169**	27,339
Current portion of long-term loan		**—**	5,156
Total current liabilities		**49,265**	96,885
Total liabilities		**184,661**	155,057
Total equity and liabilities		**693,552**	702,647

Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.

The Condensed Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on August 29, 2023 and signed on its behalf by:

Daphne Zohar
Chief Executive Officer
August 29, 2023

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Changes in Equity (Unaudited)

For the six months ended June 30

	Share Capital			Treasury Shares								
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit)	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2022	**287,796,585**	**5,444**	**289,303**	**—**	**—**	**138,506**	**469**	**(40,077)**	**199,871**	**593,515**	**(9,368)**	**584,147**
Net income/(loss)	—	—	—	—	—	—	—	—	(28,344)	(28,344)	4,872	(23,472)
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**—**	**—**	**—**	**(536)**	**—**	**(28,344)**	**(28,880)**	**4,872**	**(24,008)**
Deconsolidation of Subsidiary	—	—	—	—	—	—	—	—	—	—	11,904	11,904
Exercise of share-based awards	104,819	2	(2)	—	—	—	—	—	—	—	—	—
Purchase of Treasury stock	—	—	—	(2,010,269)	(4,267)	—	—	—	—	(4,267)	—	(4,267)
Equity settled share-based awards	—	—	—	—	—	—	—	4,691	—	4,691	2,026	6,717
Partial settlement of share based liability awards through share issuance	709,717	—	—	—	—	—	—	1,528	—	1,528	—	1,528
NCI exercise of share options in subsidiaries	—	—	—	—	—	—	—	15,171	—	15,171	(15,164)	7
Other	—	—	—	—	—	—	—	—	—	—	(4)	(4)
Balance June 30, 2022	**288,611,121**	**5,446**	**289,301**	**(2,010,269)**	**(4,267)**	**138,506**	**(67)**	**(18,688)**	**171,527**	**581,757**	**(5,733)**	**576,024**

	Share Capital			Treasury Shares								
	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit)	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2023	**289,161,653**	**5,455**	**289,624**	**(10,595,347)**	**(26,492)**	**138,506**	**89**	**(14,478)**	**149,516**	**542,220**	**5,369**	**547,589**
Net income/(loss)	—	—	—	—	—	—	—	—	(25,004)	(25,004)	(546)	(25,551)
Other comprehensive income/(loss) for the period	—	—	—	—	—	—	92	—	—	92	—	92
Total comprehensive income/(loss) for the period	**—**	**—**	**—**	**—**	**—**	**—**	**92**	**—**	**(25,004)**	**(24,912)**	**(546)**	**(25,458)**

Deconsolidation of Subsidiary	—	—	—	—	—	—	—	—	—	—	(9,085)	(9,085)
Exercise of share-based awards	306,506	6	638	149,226	327	—	—	(10)	—	961	—	961
Purchase of Treasury stock	—	—	—	(2,510,887)	(7,276)	—	—	—	—	(7,276)	—	(7,276)
Equity settled share-based awards	—	—	—	—	—	—	—	1,465	—	1,465	277	1,742
Partial settlement of share based liability awards through re-issuance of treasury shares	—	—	—	161,678	337	—	—	87	—	424	—	424
Expiration of share options in subsidiary	—	—	—	—	—	—	—	786	—	786	(786)	—
Other	—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance June 30, 2023	**289,468,159**	**5,461**	**290,262**	**(12,795,330)**	**(33,105)**	**138,506**	**182**	**(12,149)**	**124,512**	**513,669**	**(4,778)**	**508,891**

The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the six months ended June 30

	Note	2023 $000s	2022 $000s
Cash flows from operating activities			
Income/(loss) for the period		**(25,551)**	(23,472)
Adjustments to reconcile income/(loss) for the period to net cash used in operating activities:			
Non-cash items:			
Depreciation and amortization		**3,061**	4,294
Share-based compensation expense	6	**1,256**	3,552
(Gain)/loss on investment held at fair value	3	**(7,818)**	59,019
Gain on dilution of ownership interest in associate		**—**	(28,363)
Gain on deconsolidation of subsidiary	3	**(61,787)**	(27,251)
Share of net loss of associates accounted for using the equity method	4	**5,324**	15,322
Loss on investments in notes from associates	5	**6,045**	—
Fair value gain on other financial instruments		**—**	(7,624)
Loss on disposal of assets		**522**	57
Impairment of fixed assets		**1,066**	—
Income taxes, net	18	**11,807**	(32,485)
Finance (income)/costs, net	7	**(5,316)**	(56,320)
Changes in operating assets and liabilities:			
Trade and other receivables		**9,243**	(1,050)
Prepaid expenses		**1,484**	6,292
Deferred revenue		**(283)**	(44)
Trade and other payables	14	**(9,318)**	1,707
Other		**964**	—
Income taxes paid		**(150)**	—
Interest received		**5,444**	750
Interest paid		**(1,127)**	(1,633)
Net cash used in operating activities		**(65,133)**	(87,249)
Cash flows from investing activities:			
Purchase of property and equipment		**(70)**	(1,647)
Proceeds from sale of property and equipment		**590**	—
Investment in convertible notes and warrants from associates	5	**(15,350)**	—
Investment in associates		**—**	(19,961)
Repayment of short-term note from associate		**—**	15,000
Cash derecognized upon loss of control over subsidiary (see table below)	3	**(13,784)**	(479)
Proceeds from maturity of short-term investments		**202,500**	—
Receipt of payment of sublease		**—**	203
Net cash provided by (used in) investing activities		**173,885**	(6,884)
Cash flows from financing activities:			
Receipt of cash from sale of future royalties	11	**100,000**	—
Issuance of Subsidiary Convertible Note		**—**	393
Payment of lease liability		**(1,764)**	(1,794)
Exercise of stock options		**961**	—
NCI exercise of stock options in subsidiary		**—**	7
Purchase of treasury stock	9	**(7,276)**	(4,267)
Other		**(23)**	(4)
Net cash provided by (used in) financing activities		**91,897**	(5,665)
Net increase (decrease) in cash and cash equivalents		**200,649**	(99,798)
Cash and cash equivalents at beginning of year		**149,866**	465,708

Cash and cash equivalents at end of period	**350,515**	365,910
Supplemental disclosure of non-cash investment and financing activities:		
Purchase of intangible assets not yet paid in cash	**200**	—
Partial settlement of share based liability award through issuance of equity	**424**	1,528

Assets, Liabilities and non controlling interests in deconsolidated subsidiary

	2023 $000s	2022 $000s
Trade and other receivables	**(702)**	—
Prepaid assets	**(3,516)**	—
Property, plant and equipment, net	**(8,092)**	—
Right of use asset, net	**(2,477)**	—
Trade and other Payables	**15,078**	1,407
Deferred revenue	**1,902**	—
Lease liabilities (including current potion)	**4,146**	—
Long-term loan (including current portion)	**15,446**	—
Subsidiary notes payable	**—**	3,403
Subsidiary preferred shares and warrants	**24,568**	15,853
Other assets and liabilities, net	**(323)**	123
Non controlling interest	**9,085**	(11,904)
	55,115	8,882
Investment retained in deconsolidated subsidiary	**20,456**	18,848
Gain on deconsolidation	**(61,787)**	(27,251)
Cash in deconsolidated subsidiary	**13,784**	479

The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General information

Description of Business

PureTech Health plc ("PureTech," the "Parent" or the "Company") is a public company incorporated, domiciled and registered in the United Kingdom ("UK"). The registered number is 09582467 and the registered address is 8th Floor, 20 Farringdon Street, London EC4A 3AE, United Kingdom.

PureTech is a biotherapeutics company dedicated to changing the treatment paradigm for devastating diseases.

PureTech's Condensed Consolidated Financial Statements ("interim financial statements") consolidate those of the Company and its subsidiaries (together referred to as the "Group").

The accounting policies applied consistently to all periods presented in these half-yearly Condensed Consolidated Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements in its 2022 Annual Report and Accounts.

Basis of accounting

These interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements should be read in conjunction with the Group's Consolidated Financial Statements as of and for the year ended December 31, 2022. The interim condensed consolidated financial statements do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial information included in the Annual Report and Accounts for the year ended December 31, 2022, which was prepared in accordance with UK-adopted International Financial Reporting Standards and also complied fully with International Financial Reporting Standards as issued by the IASB. Certain amounts in the Condensed Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

These condensed consolidated half-yearly financial statements do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006. The comparative figures for the six months ended June 30, 2022 are not the Group's statutory accounts for that financial year. Those accounts were reported upon by the Group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the Companies Act 2006.

The unaudited interim Condensed Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year. As of June 30, 2023 the Group had cash and cash equivalents of $350.5 million. Considering the Group’s financial position as of June 30, 2023 and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. Therefore, the Directors believe the Group is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Condensed Consolidated Financial Statements. These condensed financial statements were authorized for issue by the Company’s Board of Directors on August 29, 2023. Significant Accounting policies There have been no significant changes in the Group’s accounting policies from those disclosed in our Consolidated Financial Statements as of and for the year ended December 31, 2022, except for the accounting policy in respect of the Sale of Future Royalties liability detailed below. The significant accounting policies we use for half-year financial reporting are disclosed in Note 1, Accounting policies of the accompanying notes to the Consolidated Financial Statements included in our 2022 Annual Report and Accounts. Sale of Future Royalties Liability The Group accounts for the sale of future royalties liability as a financial liability, as it continues to hold the rights under the royalty bearing licensing agreement and has a contractual obligation to deliver cash to an investor for a portion of the royalty it receives. Interest on the sale of future royalties liability will be recognized using the effective interest rate over the life of the related royalty stream. The sale of future royalties liability and the related interest expense are based on the Group’s current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense. For details on significant judgments that were applied to determine if we have control over an investee, see Note 4. Adoption of New Accounting Standards There have been no recent new accounting standards that have had an impact on the Company’s Condensed Consolidated Financial Statements. New Standards and Interpretations Not Yet Adopted A number of new standards, interpretations and amendments to existing standards are effective for annual periods commencing on or after January 1, 2024. None of the new standards, interpretations, and amendments are applicable to the Company’s financial statements and therefore will not have an impact on the Company. 2. Segment Information The Group has identified multiple reportable segments as presented below. There was no change to reportable segments in 2023, except for the transfer of Vedanta Biosciences, Inc. (Vedanta) to the Non-Controlled Founded Entities segment due to the deconsolidation of Vedanta on March 1, 2023. See Note 3 for more detail on Vedanta's deconsolidation. The Non-Controlled Founded Entities segment includes Vedanta, which was deconsolidated on March 1, 2023 and for comparative periods it includes Vedanta and Sonde Health, Inc. which was deconsolidated on May 25, 2022. Segment results incorporate the operational results of Vedanta and Sonde Health, Inc. to the dates of deconsolidation. Following the dates of deconsolidation, the Company accounts for its investments in Vedanta and in Sonde Health, Inc. at the parent level, and therefore the results associated with investment activity following the dates of deconsolidation are included in the Parent Company and Other section. The Company has revised in these financial statements the prior year financial information to conform to the presentation as of and for the six months ended June 30, 2023 to include Vedanta in the Non-Controlled Founded Entities segment. The change in segments reflects how the Company’s Board of Directors reviews the Group’s results, allocates resources and assesses performance of the Group at this time. Virtually all of the revenue and profit generating activities of the Group are generated within the United States and accordingly, no geographical disclosures are provided. Information About Reportable Segments: For the six months ended June 30, 2023

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Condensed Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	—	750	—	—	750
Grant revenue	673	—	1,727	—	2,400
Total revenue	673	750	1,727	—	3,150
General and administrative expenses	(7,405)	(104)	(2,942)	(15,716)	(26,166)
Research and development expenses	(46,941)	(595)	(5,380)	(230)	(53,146)
Total operating expense	(54,346)	(699)	(8,322)	(15,945)	(79,312)
Operating income/(loss)	(53,673)	51	(6,595)	(15,945)	(76,163)
Other income/(expense):					
Gain on deconsolidation of subsidiary	—	—	—	61,787	61,787
Gain/(loss) on investment held at fair value	—	—	—	7,818	7,818
Gain/(loss) on investment in notes from associates	—	—	—	(6,045)	(6,045)
Other income/(expense)	(602)	—	—	(532)	(1,134)
Total other income/(expense)	(602)	—	—	63,028	62,426
Net finance income/(costs)	643	305	1,915	2,453	5,316
Share of net income/(loss) of associates accounted for using the equity method	—	—	—	(5,324)	(5,324)
Income/(loss) before taxes	(53,633)	357	(4,680)	44,212	(13,744)
Taxation	—	—	—	(11,807)	(11,807)
Income/(loss) for the period	(53,633)	357	(4,680)	32,406	(25,551)
			June 30, 2023 $000s		
Condensed Consolidated Statements of Financial Position:					
Total assets	59,462	1,294	—	632,797	693,552
Total liabilities[1]	332,797	14,610	—	(162,746)	184,661
Net assets/(liabilities)	(273,336)	(13,316)	—	795,542	508,891

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $365.1 million.

	For the six months ended June 30, 2022				
	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other $000s	Consolidated $000s
Condensed Consolidated Statements of Comprehensive Income/(Loss)					
Contract revenue	—	731	81	328	1,141
Grant revenue	1,821	—	4,068	—	5,890
Total revenue	1,821	731	4,149	328	7,030
General and administrative expenses	(4,156)	(853)	(8,055)	(10,580)	(23,644)
Research and development expenses	(62,499)	(1,271)	(20,432)	(377)	(84,579)
Total Operating expenses	(66,655)	(2,124)	(28,487)	(10,957)	(108,223)
Operating income/(loss))	(64,833)	(1,392)	(24,338)	(10,628)	(101,192)
Other income/(expense):					
Gain on deconsolidation	—	—	—	27,251	27,251
Gain/(loss) on investment held at fair value	—	—	—	(59,019)	(59,019)
Gain/(loss) on disposal of assets	(57)	—	—	—	(57)
Other income/(expense)	—	—	—	7,699	7,699
Total other income/(expense)	(57)	—	—	(24,069)	(24,126)
Net finance income/(costs)	112	6,591	50,002	(385)	56,320
Share of net income/(loss) of associate accounted for using the equity method	—	—	—	(15,322)	(15,322)
Gain on dilution of ownership interest in associate	—	—	—	28,363	28,363
Income/(loss) before taxes	(64,779)	5,199	25,664	(22,041)	(55,957)
Taxation	—	—	—	32,485	32,485

Income/(loss) for the period	(64,779)	5,199	25,664	10,444	(23,472)
			December 31, 2022 $000s		
Condensed Consolidated Statements of Financial Position:					
Total assets	51,599	976	34,365	615,707	702,647
Total liabilities[1]	271,186	14,093	62,542	(192,763)	155,057
Net (liabilities)/assets	(219,587)	(13,117)	(28,176)	808,470	547,589

1 Parent Company and Other Includes eliminations of intercompany liabilities between the Parent Company and the reportable segments in the amount of $255.5 million.

The proportion of net assets shown above that is attributable to non-controlling interest is disclosed in Note 13.

3. Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by PureTech. These investments, which include interests in Akili, Vor, Karuna, Sonde (preferred A-2 and B shares), Vedanta (preferred shares), Gelesis (in 2022) and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Activity related to such investments during the period is shown below:

Investments held at fair value	$000's
Balance as of December 31, 2022 and January 1, 2023	251,892
Investment in Vedanta Preferred shares – Vedanta deconsolidation	20,456
Investment in Gelesis warrants (see also Note 5)	1,121
Gain – change in fair value through profit and loss	7,818
Balance as of June 30, 2023	**281,288**

Vedanta

On March 1, 2023 Vedanta issued convertible debt to a syndicate of investors, that did not include PureTech. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of Directors and PureTech lost control over the Vedanta Board of Directors and the power to direct the relevant Vedanta activities. Consequently, Vedanta was deconsolidated on March 1, 2023 and its results of operations are included in the condensed consolidated financial statements through the date of deconsolidation.

Following deconsolidation, the Group still has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. However, the Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9 the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.

Upon deconsolidation, the Group derecognized its assets and liabilities and non controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61.8 million. As of the date of deconsolidation, the investment in Vedanta convertible preferred shares held at fair value amounted to $20.5 million.

During the six months June 30, 2023, the Company recognized a loss of $2.2 million for the changes in the fair value of the investment in Vedanta that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 12 for information regarding the valuation of these instruments.

Gelesis

In February and May 2023, as part of Gelesis's issuance of senior secured promissory notes to PureTech, Gelesis also issued to PureTech (i) warrants to purchase 23,688,047 shares of Common Stock of Gelesis with an exercise price of $0.2744 per share, expiring February 2028 (ii) a warrant to purchase 192,307,692 shares of Common Stock of Gelesis at an exercise price of $0.0182 per share expiring on May 1, 2028 and (iii) a warrant to purchase 43,133,803 shares of Common Stock of Gelesis at an exercise price of $0.0142 per share expiring on May 1, 2028, collectively referred to as the Warrants. For further details, see Note 5.

The Warrants were recorded at their initial fair value of $1.1 million and then subsequently re-measured to fair value through the profit and loss statement. As of June 30, 2023, the value of the Warrants was $0.

During the six months ended June 30, 2023 and 2022, the Company recognized a loss of $1.1 million and $4.4 million, respectively related to the investment in the Warrants (in 2023) and in Gelesis preferred shares (in 2022), that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). In addition, the Company recognized a loss of $0.1 million and $12.7 million during the six months ended June 30, 2023 and 2022, respectively, in respect of the Earn-out shares, for the change in the fair value related to such investment during the period.

Sonde

On May 25, 2022, Sonde completed a Series B Preferred Share financing, which resulted in the loss of control over Sonde and the deconsolidation of Sonde. Therefore, the results of operations of Sonde are included in the condensed consolidated financial statements through the date of deconsolidation. Following deconsolidation, the Group still had significant influence in Sonde through its then 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The convertible Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9 the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. During the six months ended June 30, 2023 and 2022, the Company recognized a loss of $0.2 million and $0 million, respectively in respect of its aforementioned investment in Sonde that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). Please refer to Note 12 for information regarding the valuation of these instruments. Vor During the six months ended June 30, 2023 and 2022, the Company recognized a loss of $9.5 million and $21.3 million, respectively in respect of its investment in Vor that was recorded in the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). Please refer to Note 12 for information regarding the valuation of these instruments. Karuna During the six months ended June 30, 2023 and 2022 the Company recognized a gain of $21.5 million and a loss of $7.4 million, respectively in respect of its investment in Karuna that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statements of Comprehensive Income/(Loss). Please refer to Note 12 for information regarding the valuation of these instruments. Akili During the six months ended June 30, 2023 and 2022, the Company recognized a loss of $0.4 million and $12.8 million, respectively in respect of its investment in Akili (including earn-out shares held in Akili) that was recorded on the line item Gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 12 for information regarding the valuation of these instruments. 4. Investments in Associates Gelesis Gelesis Holdings, Inc (“Gelesis”) is a publicly held biotherapeutics company. The Board of Directors of Gelesis is responsible for directing the relevant activities and making strategic decisions for Gelesis. The Company owns 22.8% of Gelesis common stock and accounts for its investment in Gelesis under the equity method of accounting. During the six-months ended June 30, 2023, the Company entered into agreements with Gelesis to purchase senior secured convertible promissory notes and warrants for shares of Gelesis common stock (see Note 5). The warrants to purchase shares of Gelesis common stock represent potential voting rights to the Company and it is therefore necessary to consider whether they are substantive. If these potential voting rights are substantive and the Company has the practical ability to exercise the rights and take control of greater than 50% of Gelesis common stock, the Company would be required to consolidate Gelesis under the accounting standards. In February 2023, the Company obtained warrants to purchase 23,688,047 shares of Gelesis common stock (the “February Warrants”) at an exercise price of $0.2744 per share. The exercise of the February Warrants was subject to the approval of the Gelesis stockholders until May 1, 2023. On May 1, 2023, stockholder approval is no longer required for the Company to exercise the February Warrants. The potential voting rights associated with the February Warrants are not substantive as the exercise price of the February Warrants is at a significant premium to the fair value of the Gelesis common stock. In May 2023, the Company obtained warrants to purchase 235,441,495 shares of Gelesis common stock (the “May Warrants”). The May Warrants are exercisable at the option of the Company and have an exercise price of either $0.0182 or $0.0142. The May Warrants were substantive as the Company would have benefited from exercising such warrants since their exercise price was at the money or at an insignificant premium over the fair value of the Gelesis common stock. However, that benefit from exercising the May Warrants only existed for a short period of time because in June 2023, the potential voting rights associated with the May Warrants were impacted by the terms and conditions of the Merger Agreement and were no longer substantive. As of June 30, 2023, the Company has concluded that it does not have substantive rights that give it the ability to direct the relevant activities of, or the power to control, Gelesis. During the six months ended June 30, 2023, and 2022 the Company recorded $3.8 million and $14.8 million of equity method losses in respect of Gelesis. As of June 30, 2023 the balance of the investment in Gelesis was $1.2 million.

Merger Agreement On June 12, 2023, PureTech Health LLC and Caviar Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of PureTech (“Merger Sub”), entered into an agreement (hereinafter the "Merger Agreement"), pursuant to which Gelesis will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Surviving Company”, and such merger, the “Merger”). If the Merger is completed, PureTech will acquire all issued and outstanding shares of common stock of Gelesis (each, a “Share”) not otherwise held by the PureTech, and Gelesis will become an indirect wholly owned subsidiary of PureTech. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive $0.05664 per share in cash, without interest (the “Merger Consideration”). At the Effective Time, (i) each outstanding unexercised option to purchase Shares, whether vested or unvested, will be cancelled without payment of any consideration therefor, and (ii) each issued and outstanding unvested Earn Out Share (as defined in the Merger Agreement) will be automatically forfeited and cease to exist immediately prior to the Closing. At the Effective Time, (i) each outstanding warrant issued to PureTech in the merger with Capstar on January 13, 2022 ("Gelesis Warrant") will become a warrant exercisable for the Merger Consideration and if a registered holder thereof properly exercises such Gelesis Warrant within 30 days following the public disclosure of the consummation of the Merger, the exercise price will be reduced in accordance with the terms of the Black-Scholes pricing adjustment set forth in the underlying warrant agreement, and (ii) each PureTech Warrant (as defined in the Merger Agreement) will be canceled automatically and cease to exist, and no consideration shall be paid in exchange therefor. Based on the terms described above, the consideration to be paid to acquire Gelesis could be up to $5.1 million. At the Effective Time, the Surviving Company will assume all outstanding convertible promissory notes issued by Gelesis and the consummation of the Merger will result in Gelesis becoming a privately held company, and its shares will no longer be traded in the OTC Market. The consummation of the Merger is subject to certain closing conditions, that if not met, provide PureTech with the right to terminate the Merger Agreement. Sonde Following Sonde deconsolidation on May 25, 2022, the investment in A-1 shares is accounted for under the equity method. During the six months ended June 30, 2023 and 2022 the Company recorded $1.5 million and $0.6 million of equity method losses in respect of Sonde. As of June 30, 2023, the investment in Sonde was $2.7 million. 5. Investment in Notes from Associates Gelesis Unsecured Promissory Note On July 27, 2022, PureTech, as a lender, entered into an unsecured Promissory Note ("Note") with Gelesis (GLS), as a borrower, in the amount of $15.0 million. The Note bears an annual interest rate of 15% per annum and accrues until the note is repaid. The maturity date of the Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. As of December 31, 2022, the fair value of the Note was $16.5 million. Based on the terms of the Note, due to the option to convert to a variable amount of shares at the time of default, the Note is required to be measured at fair value with changes in fair value recorded through profit and loss. The fair value of the Note as of June 30, 2023 was $12.1 million. During the six months ended June 30, 2023 the Group recorded a loss of $4.4 million for the change in the fair value of the Note. The change in the fair value of the Note was recorded in the line item Gain/(loss) on investments in notes from associates in the Condensed Consolidated Statements of Comprehensive Income/(Loss). Senior secured convertible Promissory Note On February 21, 2023, Gelesis entered into a Note and Warrant Purchase Agreement with PureTech (the “NPA”) pursuant to which, for a cash purchase price of $5.0 million, Gelesis issued to PureTech (i) a short term secured convertible note in the aggregate principal amount of $5.0 million convertible into common shares of Gelesis at a price of $0.2744 per share (the "Initial Note") and (ii) warrants to purchase 23,688,047 shares of Common Stock of Gelesis (the “Warrants”) with an exercise price of $0.2744 per share, expiring 5 years after issuance. The Notes issued under the NPA are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis S.r.l., a subsidiary of Gelesis, and certain other exceptions). The Initial Note bears interest at a rate of 12% per annum, and were to mature on July 31, 2023. On June 28, 2023 pursuant to an amendment to the Note agreement, the maturity date was amended to be March 31, 2024. On May 1, 2023, Gelesis issued to PureTech, for a cash purchase price of $2.0 million, (i) an Additional Note in the aggregate principal amount of $2.0 million (the “$2.0 million Additional Note”), and (ii) a warrant to purchase 192,307,692 shares of Common Stock of Gelesis (the “Second Closing Warrant”) at an exercise price of $0.0182 per share expiring on May 1, 2028. The $2.0 million Additional Note is convertible into a number of shares of Common Stock of Gelesis equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0182. The terms of the $2.0 million Additional Note are generally the same as the terms of Initial Note issued on February 21, 2023, including interest rate, maturity, covenants, events of default, and collateral. On May 26, 2023, Gelesis issued to PureTech, for a cash purchase price of $0.35 million, (i) an Additional Note in the aggregate principal amount of $0.35 million (the “$0.35 million Additional Note"), and (ii) a warrant to purchase 43,133,803 shares of Common Stock of Gelesis (the “Third Closing Warrant”) at an exercise price of $0.0142 per share expiring on May 1, 2028. The $0.35 million Additional Note is convertible into a number of shares of Common Stock of Gelesis equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0142. The terms of the Additional Note are generally the same as the terms of the Initial Note issued on February 21, 2023, and the $2.0 million Additional Note. The initial fair value of the Initial Note, the $2.0 million Additional Note and the $0.35 million Additional Note was $6.2 million. The fair value of such notes as of June 30, 2023 was $4.7 million. For the loss recorded in respect of these notes in the six months ended June 30, 2023, see below. The initial fair value of the Warrants, the Second Closing Warrants and the Third Closing Warrant was $1.1 million and recorded within Investments held at fair value on the Condensed Consolidated statements of Financial Position. For the loss recorded in respect of these warrants in the six months ended June 30, 2023, see Note 3. On June 12, 2023, Gelesis issued an Additional Note in the aggregate principal amount of $3.0 million (the “$3.0 million Additional Note”) to PureTech for a cash purchase price of $3.0 million. The $3.0 million Additional Note is convertible into a number of shares of Common Stock of Gelesis equal to (i) the principal amount plus accrued and unpaid interest, divided by (ii) the initial conversion price of $0.0134. The $3.0 million Additional Note is issued on substantially the same terms (other than conversion price and warrant coverage) as the $2.0 million Additional Note issued on May 1, 2023 and the $0.35 million Additional Note issued on May 26, 2023. Due to the $3 million Additional Note being issued in conjunction with the merger agreement to acquire Gelesis (See Note 4), the issuance of the $3 million Additional Note was not deemed to be at arm's length and therefore the fair value of the $3 million Additional Note on transaction date was calculated using a discounted cash flow method (See Note 12 for further details on fair value measurements) and the $3 million Additional Note was recorded at its initial fair value of $1.8 million. The difference between the transaction price and the fair value of the note on the transaction date of $1.2 million is being deferred and amortized over the term of the Note. The balance of the deferred difference is presented within the line item Investments in notes from associates and its balance as of June 30, 2023 was $1.1 million. If Gelesis enters into a binding definitive agreement with respect to a Takeover Proposal (as defined in the Merger Agreement) with any party other than PureTech, Gelesis shall immediately pay to PureTech an amount equal to 200% of the aggregate principal amount of outstanding Additional Notes (as defined in the Amended NPA), or $10.7 million, and the Additional Notes shall be cancelled. As all the aforementioned notes are convertible into common shares of Gelesis, such notes are measured at fair value with changes in fair value recorded in the profit and loss statement. During the six months ended June 30, 2023 the Group recorded a loss of $1.6 million for the changes in the fair value of the senior secured convertible promissory notes. The change in the fair value of the notes was recorded in the line item Gain/(loss) on investments in notes from associates in the Condensed Consolidated Statements of Comprehensive Income/(Loss). For further information on the fair value measurements, see Note 12. Vedanta On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18.0 million, of which $5.0 million were invested by PureTech. The convertible debt carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. If the convertible debt is not earlier converted or repaid, the entire outstanding amount of the convertible debt shall be due and payable upon the earliest to occur of (a) the later of (x) November 1, 2025 and (y) the date which is sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor have been paid in full , or (b) the consummation of a Deemed Liquidation Event (as defined in the Company’s Amended and Restated Certificate of Incorporation). Due to the terms of the convertible debt, the investment in such convertible debt is measured at fair value with changes in the fair value recorded in the profit and loss statement. During the six months ended June 30, 2023 the Group recorded a loss of $0.1 million for the changes in the fair value of the Vedanta convertible debt. The change in the fair value of the convertible debt was recorded in the line item Gain/(loss) on investments in notes from associates in the Condensed Consolidated Statements of Comprehensive Income/(Loss). For further information on the fair value measurements, see Note 12. Following is the activity in respect of Investments in notes from associates during the period (all of which are measured at fair value using unobservable level 3 inputs – See Note 12):

Investment in notes from associates	$'000s
Balance as of December 31, 2022 and January 1, 2023	16,501
Investment In Gelesis Notes	9,229
Investment in Vedanta convertible debt	5,000
Changes in the fair value of the notes	(6,045)
Balance as of June 30, 2023	**24,686**

6. Share-based Payments

Share-based payments includes stock options, restricted stock units (RSUs) and performance-based RSUs. Share based payments are recognized as an expense based on the grant date fair value of the awards, except certain RSUs to executive management, see below.

Share-based Payment Expense

The Group share-based payment expense for the six months ended June 30, 2023 and 2022, were comprised of charges related to the PureTech Health plc incentive stock and stock option issuances and subsidiary stock plans.

The following table provides the classification of the Group's consolidated share-based payment expense as reflected in the Condensed Consolidated Statements of Comprehensive Income/(Loss):

Six months ended June 30,	**2023** **$000s**	2022 $000s
General and administrative	**1,121**	516
Research and development	**135**	3,037
Total	**1,256**	3,552

The Performance Share Plan

In June 2015, the Group adopted the Performance Stock Plan (PSP). Under the PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees of, and other individuals providing services to the Company and its subsidiaries up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between two and four years, provided the recipient remains continuously engaged as a service provider.

The share-based awards granted under the PSP expire 10 years from the grant date. As of June 30, 2023, the Company had issued share-based awards to purchase an aggregate of 25,411,791 shares under this plan.

In June 2023 the Group adopted a new Performance Stock Plan (PSP) that has the same terms as the 2015 PSP but allows for awards to be made up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding over a 5 year period. As of June 30, 2023 no grants were made under the new plan.

RSUs

During the six months ended June 30, 2023 and 2022, the Company granted certain executives 3,576,937 and 4,765,424 service, market, and performance-based RSUs, respectively.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are based on a cliff vesting schedule over a three-year requisite service period in which the Company recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs. Vesting of the RSUs is subject to the satisfaction of performance and market conditions.

The RSUs to executives are treated as liability awards and as such adjusted to fair value at every reporting date until settlement with changes in fair value recorded in earnings as stock based compensation expense.

The performance-based awards are recognized as share-based compensation expense over the performance period based upon the determination of whether it is probable that the performance targets will be achieved. The Company assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions. For market based awards, the fair value of such awards reflects the probability of whether the market conditions will be met.

The fair value of the market based awards is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.

The performance and market conditions attached to the RSU awards are based on the achievement of total shareholder return ("TSR"), with 40.0 percent of the shares under the award vesting based on the achievement of absolute TSR targets, 10 percent of the shares under the award vesting based on TSR as compared to the FTSE 250 Index, 10 percent of the shares under the award vesting based on TSR as compared to the MSCI Europe Health Care Index, and 40.0 percent of the shares under the award vesting based on the achievement of strategic targets. The RSU award performance criteria have changed over time as the criteria is continually evaluated by the Group's Remuneration Committee.

In June 2023 the Company granted its non executive directors 102,732 RSUs that will vest on the day immediately preceding the Company's 2024 annual General Meeting. Such RSUs are treated as equity settled RSUs and therefore the grant date fair value on such RSUs is recognized over the vesting term.

In February 2022 the remuneration committee of PureTech's board of directors approved the achievement of the vesting conditions as of December 31, 2021 of the 2019 RSU grants and on May 17, 2022 reached the decision to settle the RSUs through issuance of shares after paying all the employee withholding taxes in cash. As such, the liability at date of settlement was settled for $1.0 million in cash and $1.5 million in shares.

In February and May 2023 PureTech settled 276,425 vested restricted stock units through issuance of shares, after paying the employee withholding taxes in cash. As such, the liability at dates of settlement was settled for $0.3 million in cash and $0.4 million in shares.

The Company recorded $0.2 million income and $2.9 million income for the six months ended June 30, 2023 and 2022, respectively, in respect of all restricted stock units, of which 0.5 million income and $3.2 million income, respectively was in respect of liability settled share based awards. The income results from the reduction in the value of the Company's share price, which reduces the Company's liability settled awards.

Stock Options

During the six months ended June 30, 2023 and 2022, the Company granted 569,125 and 8,195,500 stock option awards under the PSP, respectively.

Stock options are treated as equity settled awards. The fair value of the stock options awarded by the Company was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted- average assumptions:

For the six months ended June 30,	**2023**	2022
Expected volatility	**43.45%**	41.62%
Expected terms (in years)	**6.16**	6.11
Risk-free interest rate	**3.66%**	2.06%
Expected dividend yield	**—**	—
Grant date fair value	**$1.38**	$1.06

As of June 30, 2023, 7,528,319 incentive options are exercisable with a weighted-average exercise price of $2.65. Exercise prices ranged from $1.44 to $4.54.

The Company incurred share-based payment expense for the stock options of $1.2 million and $4.5 million for the six months ended June 30, 2023 and 2022, respectively.

Subsidiary Plans

The subsidiaries incurred $0.3 million and $2.0 million in share-based payment expense in respect of their share based award plans for the six months ended June 30, 2023 and 2022, respectively.

7. Finance Cost, net

The following table shows the breakdown of finance income and costs:

For the six months ended June 30,	**2023 $000s**	2022 $000s
Finance income		
Interest income from financial assets	**7,731**	630
Total finance income	**7,731**	630
Finance costs		
Contractual interest expense on notes payable	**(82)**	(130)
Interest expense on other borrowings	**(363)**	(811)
Interest expense on lease liability	**(817)**	(1,021)
Gain/(loss) on foreign currency exchange	**(76)**	1
Total finance cost – contractual	**(1,338)**	(1,961)
Gain/(loss) from change in fair value of warrant liability	**33**	3,002
Gain/(loss) from change in fair value of preferred shares	**2,617**	55,152
Gain/(loss) from change in fair value of convertible debt	**—**	(502)
Total finance income/(costs) – fair value accounting	**2,650**	57,651
Total Finance costs - non cash interest expense related to sale of future royalties	**(3,726)**	—
Finance income/(costs), net	**5,316**	56,320

8. Earnings/(Loss) per Share

Basic earnings/(loss) per share is computed by dividing the income/(loss) attributable to the Company and available to ordinary shareholders by the weighted average number of ordinary shares. Dilutive earnings/loss per share is computed by dividing the income/(loss) attributable to the Company and available to ordinary shareholders by the sum of the weighted average number of ordinary shares and the number of additional ordinary shares that would have been outstanding if the Company's outstanding potentially dilutive securities had been issued. During the six months ended June 30, 2023 and 2022 the Company incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the calculation amounted to 1,878,514 and 2,992,980 shares for the six months ended June 30, 2023 and 2022, respectively.

The following table sets forth the computation of basic and diluted earnings/(loss) per ordinary shares for the periods presented (in thousands, except for shares and per share amounts):

	2023	2022
Numerator:		
Income/(loss) attributable to the owners of the Company	**($25,004)**	($28,344)
Denominator:		
Weighted average ordinary shares for basic earnings per ordinary share	**278,254,381**	287,754,262
Effect of dilutive securities	**—**	—
Weighted average ordinary shares for diluted earnings per ordinary share	**278,254,381**	287,754,262
Basic earnings/(loss) per ordinary share	**($0.09)**	($0.10)
Diluted earnings/(loss) per ordinary share	**($0.09)**	($0.10)

9. Equity

At June 30, 2023 and December 31, 2022, the Company had 276,672,829 and 278,566,306 common shares outstanding, respectively, including all vested common shares issued pursuant to PureTech Health LLC Incentive Compensation arrangements as detailed in Note 6, and after deducting all shares repurchased and held by the Company in Treasury.

On May 9, 2022, the Company announced the commencement of a $50.0 million share repurchase program the ("Program") of its ordinary shares of one pence each ("Ordinary Shares"). The Company is executing the Program in two equal tranches. In respect of the two tranches, PureTech entered into an irrevocable (see below) non-discretionary instruction with Jefferies International Limited ("Jefferies") in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25.0 million for each tranche and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech, subject to certain volume and price restrictions. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. The instruction to Jefferies may be amended or withdrawn so long as the Company is not in a close period or otherwise in possession of inside information.

Any purchases of Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company's general authority to repurchase Ordinary Shares granted by its shareholders at its annual general meetings on May 27, 2021 and June 15, 2022, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury. The Company is currently executing its second tranche.

As of June 30, 2023, the Company's issued share capital was 289,468,159 shares, including 12,795,330 shares, which had been repurchased under the Program and were held by the Company in treasury.

10. Subsidiary Preferred Shares

Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.

The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Company, that is not considered to be within the control of the Company. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holder and mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.

The preferred shares are entitled to vote with holders of common shares on an as converted basis.

The balance as of June 30, 2023 and December 31, 2022, represents the fair value of the instruments for all subsidiary preferred shares. The following summarizes the subsidiary preferred share balance:

As of June 30,	**2023** **$000s**	2022 $000s

Entrega	**169**	169
Follica	**—**	350
Vedanta Biosciences	**—**	26,820
Total subsidiary preferred share balance	**169**	27,339

As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.

As of June 30, 2023 and December 31, 2022, the minimum liquidation preference reflects the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, which is as follows:

As of June 30,	**2023** **$000s**	2022 $000s
Entrega	**2,216**	2,216
Follica	**6,405**	6,405
Vedanta Biosciences	**—**	149,568
Total minimum liquidation preference	**8,621**	158,189

For the six months ended June 30, 2023 the Group recognized the following changes in the value of subsidiary preferred shares:

	$'000s
Balance as of January 1, 2023	27,339
Decrease in value of preferred shares measured at fair value	(2,617)
Deconsolidation of subsidiary	(24,554)
Balance as of June 30, 2023	**169**

During the six months ended June 30, 2023 and 2022 there were no issuances of new preferred shares.

11. Sale of Future Royalties Liability

On March 4, 2011, PureTech entered into a license agreement with Karuna Therapeutics, Inc. ("Karuna") according to which PureTech granted Karuna a royalty bearing exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any (hereinafter "License Agreement").

On March 23, 2023 PureTech signed an agreement with Royalty Pharma (hereinafter "Royalty agreement"), according to which PureTech sold Royalty Pharma the right to receive royalty payments made by Karuna in respect of net sales of KarXT, if and when received. According to the Royalty agreement all royalty due to PureTech under the License agreement will be paid to Royalty Pharma up until an annual threshold of $60.0 million, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to PureTech. Under the terms of the Royalty agreement, PureTech received a non-refundable initial payment of $100.0 million at closing and is eligible to receive additional payments in the aggregate of up to an additional $400.0 million based on the achievement of certain regulatory and commercial milestones.

PureTech continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, PureTech will continue to account for any royalties and regulatory milestones due to PureTech under the License Agreement as revenue in its consolidated statements of comprehensive income/(loss) and record the proceeds from this transaction as a financial liability on its consolidated statements of financial position.

In order to determine the amortized cost of the sale of future royalties liability, PureTech is required to estimate the total amount of future receipts and payments from/to Royalty Pharma under the Royalty agreement over the life of the agreement. The $100.0 million liability, recorded at execution of the Royalty agreement, will be accreted to the total of these receipts and payments as interest expense over the life of the Royalty agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that will be recognized in future periods.

Additional proceeds received from Royalty Pharma will increase PureTech's financial liability. As royalty payments are made to Royalty Pharma, the balance of the liability will be effectively repaid over the life of the Royalty agreement. The estimated timing and amount of royalty payments and proceeds to be received from Royalty Pharma is likely to change over the life of the Royalty agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. PureTech will periodically assess the expected payments to, or proceeds from, Royalty Pharma, and any such changes in amount or timing of cash flows will require PureTech to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty agreement that are discounted at the liability's original effective interest rate The adjustment is recognized immediately in profit or loss as income or expense.

The following shows the activity in respect of the sale of future royalties liability: Sale of future royalties liability $'000s Balance as of January 1, 2023 — Amounts received at closing 100,000 Non cash interest expense recognized 3,726 Balance as of June 30, 2023 103,726 12. Financial Instruments The Group’s financial instruments consist of financial liabilities, including preferred shares, and financial assets in the form of notes, convertible notes and investment in shares. Many of these financial instruments are presented at fair value with fair value changes recorded through profit and loss. Fair Value Process For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued can be determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market PWERM approach, discounted cash flow approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows: Valuation Method Description Market – Backsolve The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value. Market/Asset – PWERM Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee. Income Based – DCF The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate. At each measurement date, the fair value of preferred share liabilities, including embedded conversion rights that are not bifurcated, as well as investments held at fair value (that are not publicly traded), were determined using the following allocation methods: option pricing model (“OPM”), Probability-Weighted Expected Return Method ("PWERM"), or Hybrid allocation framework. The methods are detailed as follows: Allocation Method Description OPM The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. PWERM Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Hybrid The hybrid method (“HM”) is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenarios occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios. Valuation policies and procedures are regularly monitored by the Group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed for reasonableness and compliance with the fair value measurements guidance under IFRS. The Group measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements: Fair Value Hierarchy Level Description Level 1 Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. Level 2 Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable and reasonable, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.

Subsidiary Preferred Shares Liability

The following table summarizes the changes in the Group's subsidiary preferred shares liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

	Subsidiary Preferred Shares $000s
Balance at December 31, 2022 and January 1, 2023	27,339
Change in fair value	(2,617)
Deconsolidation of subsidiary	(24,554)
Balance at June 30, 2023	**169**

The change in fair value of preferred share liabilities are recorded in Finance income/(costs) – fair value accounting in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

Investments Held at Fair Value

Karuna, Vor and Akili Valuation

Karuna (Nasdaq: KRTX), Vor (Nasdaq: VOR), Akili (Nasdaq: AKLI) and additional immaterial investments are listed entities on an active exchange and as such the fair value as of June 30, 2023, was calculated utilizing the quoted common share price which is categorized as Level 1 in the fair value hierarchy. Please refer to Note 3 for further details.

Vedanta, Sonde, Gelesis and Akili (earn-out shares)

In accordance with IFRS 9, the Company accounts for its investment in Sonde (investment in Preferred A-2 and B shares) and its investment in Vedanta convertible preferred shares (subsequent to the date of deconsolidation) as investments held at fair value through the profit and loss. In addition, the Company accounts for its investment in Gelesis warrants and Earn-out shares and Akili Earn-out shares (see Note 3) as investments held at fair value. All the valuations of the aforementioned investments are categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the six months ended June 30, 2023, the Company recorded such investments at fair value and recognized the change in fair value of the investments as a loss of $3.8 million that was recorded to the Condensed Consolidated Statements of Comprehensive Income/(Loss) in the line item Gain/(loss) on investments held at fair value.

The following table summarizes the changes in all the Group's investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

	$'000s
Balance at January 1, 2023	12,593
Deconsolidation of Vedanta – new investment in Vedanta preferred shares	20,456
Investment in warrants issued by Gelesis	1,121
Loss – Change in fair value	(3,831)
Balance as of June 30, 2023	**30,339**

The change in fair value of investments held at fair value are recorded in Gain/(loss) on investments held at fair value in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

The table below sets out information about the significant unobservable inputs used at June 30, 2023, in the fair value measurement of the Group's material investments held at fair value categorized as Level 3 in the fair value hierarchy:

Fair Value at June 30, 2023	Valuation Technique	Unobservable Inputs	Weighted Average	Sensitivity to Decrease in Input
11,236	Market Backsolve & OPM	Estimated Time to Exit	2.00	Fair value decrease
		Volatility	60%	Fair value decrease
18,285	Market Backsolve approach that leverages a monte carlo simulation	Estimated Time to Exit	1.73	Fair value decrease
		Risk-free Discount Rate	4.87%	Fair value decrease
		Volatility	105%	Fair value decrease

The following summarizes the sensitivity from the assumptions made by the Company with respect to the significant unobservable inputs which are categorized as Level 3 in the fair value hierarchy, used in the fair value measurement of the Group's investments held at fair value as of June 30, 2023, and which impact the fair values determined at the measurement date:

As of June 30, 2023	Investment measured through market backsolve & OPM	
Input	Sensitivity Range	Investment fair value Increase/(Decrease) $000s
Equity value	-5%	(506)
	+5%	505

	-10%	(1,012)
	+10%	1,011

As of June 30, 2023	Investments measured through market backsolve that leverages a monte carlo simulation	
Input	Sensitivity Range	Investment fair value Increase/(Decrease) $000s
Equity Value	-5%	(1,301)
	+5%	1,552
Time to Liquidity	-6 Months	(1,759)
	+6 Months	1,688
Volatility	-10%	(1,108)
	+10%	1,228

Investments in Notes from Associates

PureTech invested in notes from associates. See Note 5 for the detail regarding the notes issued to the Company.

Based on the terms of the notes, the notes are required to be measured at fair value with changes in fair value recorded through profit and loss. The fair value of the notes as of June 30, 2023 was $24.7 million. During the six months ended June 30, 2023 the Group recorded a $6.0 million loss for the change in the fair value of the notes, recorded in the line item Gain/(loss) on investments in notes from associates in the Condensed Consolidated Statements of Comprehensive Income/(Loss). For the activity during the period for the investments in notes from associates, that are all valued based on level 3 inputs, see Note 5.

The notes issued by Gelesis (see detail in Note 5) were valued using a discounted cash flow approach on the future return from the notes, using a weighted average discount rate of 120.3%. Following is the sensitivity of the discount rate input on the fair value of the notes issued by Gelesis:

As of June 30, 2023	Sensitivity Range	Financial Liability Increase/(Decrease) $000s
Discount Rate	-5%	255
	+5%	(248)
	-10%	521
	+10%	(486)

The convertible debt issued by Vedanta (see details in Note 5) was valued using a market backsolve approach that leverages a monte carlo simulation. Due to the proximity of the investment to June 30, 2023 the value of the Vedanta convertible notes is not materially impacted by the unobservable inputs.

Fair Value Measurement and Classification

The fair value of financial instruments by category at June 30, 2023 and December 31, 2022:

	2023					
	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1,2]	**308,046**	**—**	**308,046**	**—**	**—**	**308,046**
Investment in notes from associates	**24,686**	**—**	**—**	**—**	**24,686**	**24,686**
Investments held at fair value	**281,288**	**—**	**250,948**	**—**	**30,339**	**281,288**
Total financial assets	**614,019**	**—**	**558,994**	**—**	**55,025**	**614,019**
Financial liabilities:						
Subsidiary preferred shares	**—**	**169**	**—**	**—**	**169**	**169**
Share based liability awards	**—**	**4,724**	**3,850**	**—**	**874**	**4,724**
Total financial liabilities	**—**	**4,893**	**3,850**	**—**	**1,042**	**4,893**

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2 Included within Cash and cash equivalents

The Group has a number of financial instruments that are not measured at fair value in the statement of financial position. For these instruments the fair values are not materially different than their carrying amounts.

	2022					
	Carrying Amount		Fair Value			
	Financial Assets $000s	Financial Liabilities $000s	Level 1 $000s	Level 2 $000s	Level 3 $000s	Total $000s
Financial assets:						
Money Markets[1,2]	95,249	—	95,249	—	—	95,249
Short-term investments[1]	200,229	—	200,229	—	—	200,229
Note from associate	16,501	—	—	—	16,501	16,501
Investments held at fair value	251,892	—	239,299	—	12,593	251,892
Trade and other receivables[3]	11,867	—	—	11,867	—	11,867
Total financial assets	575,738	—	534,777	11,867	29,094	575,738
Financial liabilities:						
Subsidiary warrant liability	—	47	—	—	47	47
Subsidiary preferred shares	—	27,339	—	—	27,339	27,339
Subsidiary notes payable	—	2,345	—	2,097	248	2,345
Share based liability awards	—	5,932	4,396	—	1,537	5,932
Total financial liabilities	—	35,664	4,396	2,097	29,171	35,664

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2 Included within Cash and cash equivalents.
3 Outstanding receivables are owed primarily by government agencies and large corporations, virtually all of which are investment grade.

13. Non-Controlling Interest

The following table summarizes the changes in the equity classified non-controlling ownership interest in subsidiaries by reportable segment; On March 1, 2023, Vedanta Biosciences, Inc, Inc was deconsolidated and therefore transferred retroactively to the Non-Controlled Founded Entity segment. See Note 3 Investments Held at Fair Value.

	Internal $000s	Controlled Founded Entities $000s	Non-Controlled Founded Entities $000s	Parent Company & Other$000s	Total$000s
Balance at December 31, 2022 and January 1, 2023	—	(4,266)	9,044	592	5,369
Share of comprehensive income (loss)	—	15	(569)	8	(546)
Deconsolidation of subsidiaries	—	—	(9,085)	—	(9,085)
Equity settled share-based payments	—	(334)	611	—	277
Expiration of share options in subsidiary	—	(786)	—	—	(786)
Other	—	—	—	(6)	(6)
Balance at June 30, 2023	**—**	**(5,371)**	**—**	**594**	**(4,778)**

The following tables summarize the financial information related to the Group's subsidiaries with material non-controlling interests during the period, aggregated for interests in similar entities, and before and after intra group eliminations.

For the period ended June 30	**2023** Controlled Founded Entities $000s	Non-Controlled FoundedEntities $000s	Intra-group eliminations $000s	Total $000s
Statement of Comprehensive Loss				
Total revenue	**750**	**1,727**	**—**	**2,477**
Income/(loss) for the period	**136**	**(4,680)**	**447**	**(4,098)**
Total comprehensive income/(loss) for the period	**136**	**(4,680)**	**447**	**(4,098)**
Statement of Financial Position				
Total assets	**1,294**	**—**	**(701)**	**593**
Total liabilities	**14,610**	**—**	**(11,930)**	**2,679**
Net assets/(liabilities)	**(13,316)**	**—**	**11,229**	**(2,087)**

As of June 30, 2023, Controlled Founded Entities with non-controlling interests primarily include Follica Incorporated and Entrega Inc. Ownership interests of the non-controlling interests in Follica Incorporated and Entrega Inc. as of June 30, 2023 were 19.9 percent, and 11.7 percent respectively. Non-controlling interests include the amounts recorded for subsidiary stock options. During the six months ended June 30, 2023 the Group's results of operations include the results of Vedanta, who had non controlling interests, until the date of deconsolidation (March 1, 2023).

14. Trade and Other Payables

Information regarding Trade and other payables was as follows:

As of June 30, 2023 and December 31, 2022	2023 $000s	2022 $000s
Trade payables	**8,725**	26,504
Accrued expenses	**20,387**	24,518
Liability settled share based awards	**2,135**	1,805
Other	**93**	1,957
Total trade and other payables	**31,339**	54,783

15. Sub-Leases

On January 23, 2023 PureTech executed a sublease agreement with Allonia LLC ("Allonia"). The sublease is for approximately 11,000 rentable square feet located on the third floor of the 6 Tide Street building, where the Company's offices are currently located. Allonia obtained possession of the premises on February 17, 2023 with a rent period term of two years from the Rent commencement date, which was May 17, 2023. Allonia has the option to extend the sublease for an additional year at the same terms. Allonia commenced paying rent 3 months after the commencement date of the lease. The annual lease fee is $1.1 million per year.

The sublease was determined to be an operating lease and as such the total lease payments under the sublease agreement are recognized over the lease term on a straight-line basis.

16. Commitments and Contingencies

The Group is party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of June 30, 2023, these milestone events have not yet occurred and therefore the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group and many of these milestone events are remote of occurring. As of June 30, 2023, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7.4 million (December 31, 2022 - $8.7 million). These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.

The Group is party to certain sponsored research arrangements as well as arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Company with research and/or manufacturing services. As of June 30, 2023, the noncancellable commitments in respect of such contracts amounted to approximately $12.7 million (December 31, 2022 – $11.3 million).

The Company is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Company does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations.

17. Related Parties Transactions

Related Party Subleases and royalties

During 2019, PureTech executed a sublease agreement with a related party, Gelesis. As of June 30, 2023 and December 31, 2022, the sublease receivable (short term and long term) amounted to $377 thousand and $1.3 million, respectively.

The Group recorded $16 thousand and $48 thousand of interest income with respect to the sublease during the six months ended June 30, 2023 and 2022 respectively, which is presented within finance income in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

The Group receives royalties from Gelesis on its product sales. The Group recorded zero and $328 thousand of royalty revenue during the six months ended June 30, 2023 and 2022 respectively, which is presented in Contract revenue in the Condensed Consolidated Statements of Comprehensive Income/(Loss).

Key Management Personnel Compensation

Key management includes executive directors and members of the executive management team of the Group (not including compensation provided to non-executive directors). The key management personnel compensation of the Group was as follows for the six months ended June 30:

For the six months ended June 30	2023 $000s	2022 $000s
Short-term employee benefits	**2,268**	1,672
Share-based payment expense	**(518)**	(2,010)
Total	**1,750**	(337)

Short-term employee benefits include salaries, health care and other non-cash benefits. Share-based payments are generally subject to vesting terms over future periods. For the six months ended June 30, 2023 and 2022, the Group had net income in respect of share based compensation to executives due to the income in respect of RSUs treated as liability share based awards because of the decrease in the value of the RSUs.

For settlements of share based awards – see Note 6.

In addition the Company paid remuneration to non-executive directors in the amounts of $213 thousand and $303 thousand for the six months ended June 30, 2023 and 2022 respectively. Also, the Company incurred $216 thousand and $145 thousand of stock based compensation expense for such non-executive directors for the six months ended June 30, 2023 and 2022, respectively.

During the six months ended June 30, 2023 and 2022, the Company incurred zero, and $54 thousand, respectively of expenses paid to related parties.

Convertible Notes Issued to Directors

Certain related parties of the Group have invested in convertible notes issued by the Group's subsidiaries. As of June 30, 2023 and December 31, 2022 , the outstanding related party notes payable totaled $102 thousand and $99 thousand respectively, including principal and interest.

The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances.

Directors' and Senior Managers' Shareholdings and Share Incentive Awards

The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as at June 30, 2023:

	Business Name (Share Class)	Number of shares held as of June 30, 2023	Number of options held as of June 30, 2023	Number of RSUs held as of June 30, 2023	Ownership Interest[1]
Directors:					
Ms Daphne Zohar[2]	Gelesis (Common)	**465,121**	**3,303,306**	**1,349,697**	**1.37%**
Dr Robert Langer	Entrega (Common)	**250,000**	**82,500**	**—**	**4.09%**
Dr Raju Kucherlapati	Enlight (Class B Common)	**—**	**30,000**	**—**	**3.00%**
	Gelesis (Common)	**139,625**	**—**	**50,639**	**0.04%**
Dr John LaMattina[3]	Akili (Common)	**56,554**	**—**	**—**	**0.07%**
	Gelesis (Common)[3]	**395,035**	**37,129**	**—**	**0.12%**
	Vedanta Biosciences (Common)	**25,000**	**—**	**—**	**0.15%**
Senior Managers:					
Dr Bharatt Chowrira	Karuna (Common)	**5,000**	**—**	**—**	**0.01%**

1 Ownership interests as of June 30, 2023 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.

2 Common shares, RSUs and options held by Yishai Zohar, who is the husband of Ms. Zohar. Ms. Zohar does not have any direct interest in the share capital of Gelesis. Ms. Zohar recuses herself from any and all material decisions with regard to Gelesis.

3 Dr John and Ms Mary LaMattina hold 345,035 shares of common shares in Gelesis. Individually, Dr LaMattina holds 50,000 shares of Gelesis and convertible notes issued by Appeering in the aggregate principal amount of $50,000.

Directors and senior managers hold 23,377,627 ordinary shares and 11.8 percent voting rights of the Company as of June 30, 2023. This amount excludes options to purchase 1,750,000 ordinary shares. This amount also excludes 8,818,596 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2023, 2022 and 2021, and 107,535 shares, which were issued to directors in July 2023 based on the terms of the RSU awards granted to non-executive directors in 2022, as well as 102,732 shares issuable upon the vesting of the restricted stock units granted to non executive directors in June 2023. Such shares will be issued to such senior managers and non executive directors in future periods provided that performance and/or service conditions are met and certain of the shares will be withheld for payment of customary withholding taxes.

Notes from Associates

See Note 5 for details on the notes issued by Gelesis and Vedanta to the Company.

As of June 30, 2023 the Group has a receivable from associates in the amount of $0.8 million.

Merger Agreement with Gelesis

See Note 4 for details on the Merger Agreement with Gelesis.

18. Taxation Tax benefit/(expense) is recognized based on management’s best estimate of the average annual effective income tax rate which is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income/(loss) of each jurisdiction. Additionally, tax expense/(benefit) that relates to discrete events and transactions is recognized in the interim period in which the event or transactions occurs. During the six months ended June 30, 2023 and 2022, the Group recorded a consolidated tax provision of $11.8 million expense and $(32.5) million benefit, respectively, which represented effective tax rates of a negative (85.9) percent and 58.1 percent, respectively. The tax expense in the current period is primarily driven by the tax in respect of the sale of future royalties to Royalty Pharma (See Note 11 for further detail) and a lower pre-tax loss in the consolidated US group reporting for tax purposes, partially offset by the gain on Vedanta deconsolidation which is not taxable. 19. Subsequent Events The Company has evaluated subsequent events after June 30, 2023, up to the date of issuance, August 29, 2023, of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these unaudited Condensed Consolidated Financial Statements or notes thereto.